UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 24, 2011

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a bhpbilliton

resourcing the future

24 August 2011

For Announcement to the Market

Name of Companies: BHP Billiton Limited (ABN 49 004 028 077) and BHP Billiton Plc (Registration No. 3196209)

Report for the year ended 30 June 2011

This statement includes the consolidated results of the BHP Billiton Group, comprising BHP Billiton Limited and BHP Billiton Plc, for the year ended 30 June 2011 compared with the year ended 30 June 2010.

The results are prepared in accordance with IFRS and are presented in US dollars.

US$ Million

Revenue up 35.9% to 71,739

Profit attributable to the members of the

BHP Billiton Group up 85.9% to 23,648

Net Tangible Asset Backing:

Net tangible assets per fully paid share were US$10.63 as at 30 June 2011, compared with US$8.70 at 30 June 2010.

Dividends per share:

Final dividend for current period US 55 cents fully franked

(record date 9 September 2011; payment date 29

September 2011)

Final dividend for previous corresponding period US 45 cents fully franked

This statement was approved by the Board of Directors.

Jane McAloon

Group Company Secretary

BHP Billiton Limited and BHP Billiton Plc

NEWS RELEASE

bhpbilliton
resourcing the future

Release Time IMMEDIATE
Date 24 August 2011
Number 26/11

BHP BILLITON RESULTS FOR THE YEAR ENDED 30 JUNE 2011

- **Record financial results including Underlying EBITDA[1] up 51% to US$37.1 billion, Underlying EBIT[1][2] up 62% to US$32.0 billion and Attributable profit (excluding exceptional items) up 74% to US$21.7 billion.**
- **Strong margins and returns illustrated by increase in Underlying EBIT margin[3] to 47% and Underlying return on capital to 39%.**
- **Record production across four commodities and ten operations.**
- **Record operating cash flow[4] of US$30.1 billion and gearing of 9% confirms capacity to comfortably fund the Group's US$15.1 billion[5] acquisition of Petrohawk Energy Corporation and extensive organic growth program.**
- **Completion of expanded US$10 billion capital management program highlights commitment to maintain an appropriate capital structure through all points of the economic cycle.**
- **22% rebasing of final dividend for full year dividend payout of 101 US cents per share.**

Year ended 30 June	2011 US$M	2010 US$M	Change %
Revenue	71,739	52,798	35.9%
Underlying EBITDA[1]	37,093	24,513	51.3%
Underlying EBIT[1][2]	31,980	19,719	62.2%
Profit from operations	31,816	20,031	58.8%
Attributable profit – excluding exceptional items	21,684	12,469	73.9%
Attributable profit	23,648	12,722	85.9%
Net operating cash flow[4]	30,080	16,890	78.1%
Basic earnings per share – excluding exceptional items (US cents)	393.5	224.1	75.6%
Basic earnings per share (US cents)	429.1	228.6	87.7%
Underlying EBITDA interest coverage (times)[1][6]	102.8	64.4	59.6%
Dividend per share (US cents)	101.0	87.0	16.1%

Refer to page 15 for footnotes, including explanations of the non-GAAP measures used in this announcement. The financial results are prepared in accordance with IFRS and are unaudited. All references to the prior period are to the year ended 30 June 2010 unless otherwise stated.

News Release

RESULTS FOR THE YEAR ENDED 30 JUNE 2011

Record results and superior return on capital

BHP Billiton’s strategic focus on large, low cost and expandable assets once again delivered record financial performance and returns. Underlying EBITDA and Attributable profit (excluding exceptional items) increased by 51 per cent and 74 per cent respectively, while Underlying return on capital, excluding investment associated with projects not yet in production, increased to 50 per cent. The strong increase in the Group’s Underlying EBIT margin to 47 per cent emphasises the quality of BHP Billiton’s diversified portfolio.

An ongoing commitment to invest through all points of the economic cycle delivered record annual production across four commodities and ten operations. Our decision to invest in our Western Australia Iron Ore business during the depths of the global financial crisis facilitated an eleventh consecutive annual increase in iron ore production, as prices continued to test new highs. Three major projects delivered first production in the 2011 financial year including the New South Wales Energy Coal MAC20 Project (Australia), which was completed ahead of schedule.

Robust demand, industry wide cost pressures and persistent supply side constraints continued to support the fundamentals for the majority of BHP Billiton’s core commodities. In that context, another strong year of growth in Chinese crude steel production ensured steelmaking material prices were the major contributing factor to the US$17.2 billion price related increase in Underlying EBIT.

However, BHP Billiton has regularly highlighted its belief that costs tend to lag the commodity price cycle as consumable, labour and contractor costs are broadly correlated with the mining industry’s level of activity. In the current environment, tight labour and raw material markets are presenting a challenge for all operators, and BHP Billiton is not immune from that trend. The devaluation of the US dollar and inflation reduced Underlying EBIT by a further US$3.2 billion.

Record cash flow and substantial investment in tier 1 growth

Record operating cash flow of US$30.1 billion continues to create substantial flexibility for the Group. In the twelve month period alone, BHP Billiton invested US$12.4 billion across its tier 1 portfolio of minerals and energy assets, completed a US$10 billion capital management program, and finalised the acquisition of Chesapeake Energy Corporation’s interests in the Fayetteville shale (USA). Notwithstanding those achievements, net gearing of nine per cent at the end of the 2011 financial year ensures BHP Billiton has the capacity to comfortably fund its extensive organic growth program and the US$15.1 billion acquisition of Petrohawk Energy Corporation that was announced on 14 July 2011. Importantly, the Group remains committed to a solid A credit rating.

Rebasing the progressive dividend and completion of expanded capital management program

The consistent and disciplined manner in which BHP Billiton returns excess capital to shareholders was further illustrated by the completion of its expanded US$10 billion capital management program on 29 June 2011, six months ahead of schedule. Completion of the substantial program in such a timely manner highlights BHP Billiton’s commitment to maintain an appropriate capital structure, irrespective of the economic cycle. Since 2004, BHP Billiton has repurchased a cumulative US$22.6 billion of Limited (Ltd) and Plc shares, representing 15 per cent of then issued capital.

Confidence in the long term outlook for our core commodity markets and the accelerated purchase and cancellation of four per cent of issued capital during the 2011 financial year, has enabled the BHP Billiton Board to declare a 22 per cent rebasing of the final dividend. The increase in the full year payout to 101 US cents per share is consistent with the Group’s commitment to its progressive dividend policy.

BHP Billiton Results for the year ended 30 June 2011

Outlook

Economic outlook

Global economic growth slowed during the second half of the 2011 financial year as emerging economies tightened monetary policy, the Japanese tsunami disrupted trade flows and fiscal austerity measures adversely affected demand. Global imbalances and high levels of sovereign debt continue to create uncertainty and a protracted recovery remains our base case assumption for the developed world. However, a coordinated policy response has the potential to engender confidence and ease the volatility that has been the dominant theme of recent years.

Across the important growth economies of China and India, recent economic data suggests monetary policy is having the intended effect. That said, growth in fixed asset investment in China has remained resilient and is yet to fully reflect the recent policy response.

Despite these near term challenges, we remain positive on the longer term outlook for the global economy. Over the past decade, emerging economies have contributed more to global growth than the developed world and we expect their share to expand as the process of urbanisation and industrialisation continues.

Commodities outlook

Commodities remained an asset of choice in the 2011 financial year as strong underlying fundamentals supported prices for a number of BHP Billiton’s core products. Robust demand driven by the emerging economies, a general elevation and steepening of global (commodity) cost curves and the persistent theme of supply side constraint, were all catalysts for generally higher prices. However, we should highlight that several commodities, including metallurgical coal, iron ore, copper and crude oil, experienced supply side disruptions in the second half of the 2011 financial year that are not expected to persist beyond the short term.

We expect robust demand in the short and medium term, supported by commodities intensive emerging economic growth. A more positive demand dynamic remains a distinct possibility should policy be enacted to further stimulate growth in the developed world.

The strong pace of growth in demand for steelmaking raw materials, particularly in China, is expected to slow in the longer term, as underlying growth reverts to a more sustainable level and resource intensity per unit of GDP declines. However, the fundamentals for iron ore and metallurgical coal remain compelling as the supply response is expected to remain constrained and capital costs are expected to rise.

Over the longer term, we expect strong demand for our core commodities to be underpinned by the industrialisation and urbanisation of China, India and other emerging economies. Progressively higher cost sources of new supply will be required, supporting long run commodity prices and operating margins for the low cost producers.

Development projects

BHP Billiton approved 11 major projects for a total investment commitment of US$12.9 billion (BHP Billiton share) during the 2011 financial year. Following the progression of the Jansen Potash Project into feasibility during the March 2011 quarter, BHP Billiton also announced an additional US$488 million of pre-commitment funding to support development of the project in Saskatchewan, Canada. The progression of these projects forms a meaningful component of the Group’s anticipated organic growth program that is expected to exceed US$80 billion over the five years to the end of the 2015 financial year.

Industry wide cost pressures remain a feature of the development landscape and reflect stronger producer currencies as well as underlying inflation on raw material and labour costs. BHP Billiton approved revised capital budgets and schedules during the 2011 financial year for the Esso Australia Resources Pty Ltd operated Kipper (US$900 million, BHP Billiton share) and Turrum (US$1.4 billion, BHP Billiton share) Petroleum projects and the BHP Billiton operated Worsley Efficiency and Growth (US$3.0 billion, BHP Billiton share) alumina refinery expansion (all Australia).

News Release

Three major projects delivered first production in the twelve month period: namely the New South Wales Energy Coal MAC20 Project, the Douglas Middelburg Optimisation Project in South Africa Coal and Angostura Gas Phase II (Trinidad and Tobago).

Projects completed during the 2011 financial year

Customer Sector Group	Project	Capacity[(i)]	Capital expenditure (US$M)[(i)]		Date of initial production[(ii)]	
			Budget	Actual	Target	Actual
Petroleum	Angostura Gas Phase II (Trinidad and Tobago) BHP Billiton – 45%	280 million cubic feet of gas per day.	180	157 [(iii)]	H1 2011	H1 2011
Energy Coal	Douglas Middelburg Optimisation (South Africa) BHP Billiton – 100%	10 million tonnes per annum export thermal coal and 8.5 million tonnes per annum domestic thermal coal (sustains current output).	975	760[(iii)]	Mid 2010	July 2010
	MAC20 Project (Australia) BHP Billiton – 100%	Increases saleable thermal coal production by approximately 3.5 million tonnes per annum.	260	285 [(iii)]	H1 2011	H1 2011
			1,415	**1,202**		

(i) All references to capital expenditure are BHP Billiton's share unless noted otherwise. All references to capacity are 100 per cent unless noted otherwise.

(ii) References are based on calendar years.

(iii) Number subject to finalisation.

Projects currently under development (approved in prior years)

Customer Sector Group	Project	Capacity[(i)]	Budgeted capital expenditure (US$M)[(i)]	Target date for initial production[(ii)]
Petroleum	Bass Strait Kipper (Australia) BHP Billiton – 32.5% - 50%	10,000 barrels of condensate per day and processing capacity of 80 million cubic feet of gas per day.	900[(iii)]	2012[(iii)(iv)]
	Bass Strait Turrum (Australia) BHP Billiton – 50%	11,000 barrels of condensate per day and processing capacity of 200 million cubic feet of gas per day.	1,350[(iii)]	2013[(iii)]
	North West Shelf CWLH Life Extension (Australia) BHP Billiton – 16.67%	Replacement vessel with capacity of 60,000 barrels of oil per day.	245	2011
	North West Shelf North Rankin B Gas Compression (Australia) BHP Billiton – 16.67%	2,500 million cubic feet of gas per day.	850	2013
Aluminium	Worsley Efficiency and Growth (Australia) BHP Billiton – 86%	1.1 million tonnes per annum of additional alumina capacity.	2,995[(iii)]	Q1 2012[(iii)]
Base Metals	Antamina Expansion (Peru) BHP Billiton – 33.75%	Increases ore processing capacity to 130,000 tonnes per day.	435	Q4 2011
Iron Ore	WAIO Rapid Growth Project 5 (Australia) BHP Billiton – 85%	Project integrated into subsequent expansion approvals that will increase WAIO capacity to 220 million tonnes per annum[(v)].	4,800	H2 2011
			11,575	

(i) All references to capital expenditure are BHP Billiton's share unless noted otherwise. All references to capacity are 100 per cent unless noted otherwise.

(ii) References are based on calendar years.

(iii) As per revised budget and schedule.

(iv) Facilities ready for first production pending resolution of mercury content.

(v) Consistent with the revised scope of the iron ore development sequence.

4

BHP Billiton Results for the year ended 30 June 2011

Projects approved during the 2011 financial year

Customer Sector Group	Project	Capacity[i]	Budgeted capital expenditure (US$M)[i]	Target date for initial production[ii]
Petroleum	Macedon (Australia) BHP Billiton – 71.43%	200 million cubic feet of gas per day.	1,050	2013
Base Metals	Escondida Ore Access (Chile) BHP Billiton – 57.5%	The relocation of the in-pit crushing and conveyor infrastructure provides access to higher grade ore.	319	Q2 2012
Diamonds & Specialty Products	EKATI Misery Open Pit Project (Canada) BHP Billiton – 80%	Project consists of a pushback of the existing Misery open pit which was mined from 2001 to 2005.	323	2015
Iron Ore	WAIO Jimblebar Mine Expansion (Australia) BHP Billiton – 96%	Increases mining and processing capacity to 35 million tonnes per annum.	3,300[iii]	Q1 2014
	WAIO Port Hedland Inner Harbour Expansion (Australia) BHP Billiton – 85%	Increases total inner harbour capacity to 220 million tonnes per annum with debottlenecking opportunities to 240 million tonnes per annum.	1,900[iii]	H2 2012
	WAIO Port Blending and Rail Yard Facilities (Australia) BHP Billiton – 85%	Optimises resource and enhances efficiency across the WAIO supply chain.	1,400[iii]	H2 2014
	Samarco Fourth Pellet Plant (Brazil) BHP Billiton – 50%	Increases iron ore pellet production capacity by 8.3 million tonnes per annum to 30.5 million tonnes per annum.	1,750	H1 2014
Metallurgical Coal	Daunia (Australia) BHP Billiton – 50%	Greenfield mine development with capacity to produce 4.5 million tonnes per annum of export metallurgical coal.	800	2013
	Broadmeadow Life Extension (Australia) BHP Billiton – 50%	Increases productive capacity by 0.4 million tonnes per annum and extends the life of the mine by 21 years.	450	2013
	Hay Point Stage Three Expansion (Australia) BHP Billiton – 50%	Increases port capacity from 44 million tonnes per annum to 55 million tonnes per annum and reduces storm vulnerability.	1,250[iii]	2014
Energy Coal	RX1 Project (Australia) BHP Billiton – 100%	Increases run-of-mine thermal coal production by approximately 4 million tonnes per annum.	400	H2 2013
			12,942	

(i) All references to capital expenditure are BHP Billiton's share unless noted otherwise. All references to capacity are 100 per cent unless noted otherwise.

(ii) References are based on calendar years.

(iii) Excludes announced pre-commitment funding.

Income statement

To provide clarity into the underlying performance of our operations we present Underlying EBIT, which is a measure used internally and in our Supplementary Information, that excludes any exceptional items. The difference between Underlying EBIT and Profit from operations is set out in the following table:

Year ended 30 June	2011 US$M	2010 US$M
Underlying EBIT	31,980	19,719
Exceptional items (before taxation)	(164)	312
Profit from operations	31,816	20,031

Refer to page 9 for details of the exceptional items.

5

News Release

Underlying EBIT

The following table and commentary describes the approximate impact of the principal factors that affected Underlying EBIT for the 2011 financial year compared with the 2010 financial year:

	US$M	US$M
Underlying EBIT for the year ended 30 June 2010		**19,719**
Change in volumes:		
Increase in volumes	841	
Decrease in volumes	(1,422)	
		(581)
Net price impact:		
Change in sales prices	18,648	
Price linked costs	(1,420)	
		17,228
Change in costs:		
Costs (rate and usage)	(1,412)	
Exchange rates	(2,526)	
Inflation on costs	(635)	
		(4,573)
Asset sales		(85)
Ceased and sold operations		(140)
New and acquired operations		1,153
Exploration and business development		(328)
Other		(413)
Underlying EBIT for the year ended 30 June 2011		**31,980**

Volumes

BHP Billiton achieved production records across four commodities and ten operations during the 2011 financial year. Western Australia Iron Ore shipments rose to a record annualised rate of 155 million tonnes per annum (mtpa) in the June 2011 quarter and, when combined with strong operating performance at Samarco (Brazil), enabled iron ore volumes to contribute an additional US$572 million to Underlying EBIT.

The completion and successful ramp up of the MAC20 Project ahead of schedule underpinned record production at New South Wales Energy Coal in the period. When considered in conjunction with a 13 per cent increase in South Africa Coal production, Energy Coal volumes increased Underlying EBIT by US$177 million in the 2011 financial year.

However, broader challenges continued to delay the supply response of the industry over the twelve month period. For example, metallurgical coal supply was significantly affected by persistent wet weather in the Bowen Basin (Australia) while ongoing permitting delays in the Gulf of Mexico (USA) continued to impact drilling activity. In aggregate, volumes reduced BHP Billiton Underlying EBIT by US$581 million in the 2011 financial year despite generally strong operating performance.

Prices

Robust demand driven by the emerging economies, a general elevation and steepening of global (commodity) cost curves and the persistent theme of supply side constraint, were all catalysts for higher commodity prices that increased Underlying EBIT by US$18.6 billion in the period. Another strong year of growth in Chinese crude steel production ensured steelmaking material prices were the major contributing factor, as they alone increased Underlying EBIT by US$11.1 billion. Price linked costs (including royalties) reduced Underlying EBIT by US$1.4 billion.

6

BHP Billiton Results for the year ended 30 June 2011

Costs

BHP Billiton has regularly highlighted its belief that costs tend to lag the commodity price cycle as consumable, labour and contractor costs are broadly correlated with the mining industry's level of activity. In the current environment of elevated commodity prices, tight labour and raw material markets are presenting a challenge for all operators. Excluding the impact of a weaker US dollar, inflation and an increase in non-cash items, costs decreased Underlying EBIT by US$1.2 billion.

Higher fuel and energy prices (of which BHP Billiton is a net beneficiary), together with increased maintenance, labour and contractor costs, accounted for the majority of the impact and reduced Underlying EBIT by US$878 million.

Cost performance in the large, bulk commodity businesses is heavily influenced by the ability to leverage infrastructure and maximise volumes. In this regard, the weather related disruption at our Queensland Coal (Australia) business had a negative impact on unit costs in the period. The major cost offset was related to the recovery in operating performance that followed last year's Clark Shaft outage at Olympic Dam (Australia).

Non-cash items, predominantly depreciation, reduced Underlying EBIT by a further US$255 million and reflected the ongoing delivery of our organic growth program.

Exchange rates

A weaker US dollar against producer currencies reduced Underlying EBIT by US$2.5 billion, which included a US$735 million variance related to the restatement of monetary items in the balance sheet. The Australian operations were the most heavily impacted. The strong Australian dollar reduced Underlying EBIT by US$2.1 billion, which included a US$640 million variance related to the restatement of monetary items in the balance sheet. The absolute impact on costs as a result of the restatement of monetary items in the balance sheet was a loss of US$807 million in the 2011 financial year.

The following exchange rates against the US dollar have been applied:

	Average Year ended 30 June 2011	Average Year ended 30 June 2010	As at 30 June 2011	As at 30 June 2010	As at 30 June 2009
Australian dollar[(i)]	0.99	0.88	1.07	0.85	0.81
Chilean peso	486	529	470	545	530
Colombian peso	1,843	1,970	1,779	1,920	2,159
Brazilian real	1.68	1.80	1.57	1.81	1.95
South African rand	7.01	7.59	6.80	7.68	7.82

(i) Displayed as US$ to A$1 based on common convention.

Inflation on costs

Inflationary pressure on costs across all businesses had an unfavourable impact on Underlying EBIT of US$635 million. The pressure was most evident in Australia and South Africa, which accounted for over two thirds of the total impact.

Asset sales

The profit on the sale of assets was US$85 million lower than the corresponding period largely due to the dissolution of the Douglas Tavistock Joint Venture (South Africa), which increased Underlying EBIT in the prior period.

Ceased and sold operations

The currency revaluation of rehabilitation and closure provisions for ceased operations was the major driver of the US$140 million reduction in Underlying EBIT.

7

News Release

New and acquired operations

Assets are reported as new and acquired operations until there is a full year comparison. New operations increased Underlying EBIT by US$1.2 billion primarily due to strong performance at the BHP Billiton operated Pyrenees oil facility (Australia) and the inaugural contribution from the recently acquired Fayetteville shale assets.

Exploration and business development

Group exploration expense increased marginally in the 2011 financial year to US$1.1 billion. Within Minerals (US$577 million expense) the focus centred upon copper targets in South America, Mongolia and Zambia; nickel and copper targets in Australia; and diamond targets in Canada. Exploration for iron ore, potash, uranium and manganese was undertaken in a number of regions including Australia, Asia, Africa and the Americas.

Petroleum exploration expense was US$477 million and included a US$73 million impairment of exploration previously capitalised. Exploration drilling activity was delayed in the Gulf of Mexico due to new regulatory permitting processes but was partially offset by an increase in the acquisition and processing of geophysical data. BHP Billiton’s proven operating capability in the deepwater remains an important competitive advantage and the Group will continue to invest in an extensive exploration program that is focused on the Gulf of Mexico, South China Sea and Australia.

Expenditure on business development reduced Underlying EBIT by an additional US$303 million compared with the prior period as Base Metals progressed a number of its development options, including the Olympic Dam Project (ODP1) and the Spence Hypogene project (Chile). Increased activity on the Scarborough and Browse liquefied natural gas projects (both Australia) in the 2011 financial year also contributed to the rise in the business development expense.

Other

Other items decreased Underlying EBIT by US$413 million and included provisions totalling US$189 million related to indirect taxes in the Aluminium and Iron Ore businesses, and the Colombian net worth tax in Stainless Steel Materials and Energy Coal.

Net finance costs

Net finance costs increased to US$561 million from US$459 million in the corresponding period. This was primarily driven by exchange rate variations on net debt and lower amounts of interest capitalised.

Taxation expense

Excluding the impacts of royalty related taxation, exceptional items and exchange rate movements, taxation expense was US$10.1 billion representing an underlying effective tax rate of 32.1 per cent (2010: 30.9 per cent; 2009: 31.4 per cent).

Government imposed royalty arrangements calculated by reference to profits after adjustment for temporary differences are reported as royalty related taxation. Royalty related taxation contributed US$828 million to taxation expense representing an effective rate of 2.6 per cent (2010: US$451 million and 2.3 per cent; 2009: US$495 million and 4.3 per cent).

Other royalty and excise arrangements which do not have these characteristics are recognised as operating costs within profit before taxation. These amounted to US$2.9 billion during the period (2010: US$1.7 billion; 2009: US$1.9 billion).

Exceptional items decreased taxation expense by US$2.1 billion (2010: increase of US$59 million; 2009: decrease of US$1.2 billion) predominantly due to the reversal of deferred tax liabilities of US$1.5 billion following the election of eligible Australian entities to adopt a US dollar tax functional currency, as well as the release of tax provisions of US$718 million following the Group’s position being confirmed with respect to ATO amended assessments.

BHP Billiton Results for the year ended 30 June 2011

Exchange rate movements decreased taxation expense by US$1.5 billion (2010: increase of US$106 million; 2009: increase of US$444 million) predominantly due to the revaluation of local currency deferred tax assets arising from future tax depreciation of US$2.5 billion, partly offset by the revaluation of local currency tax liabilities and deferred tax balances arising from other monetary items and temporary differences which amounted to US$1.0 billion.

Total taxation expense including royalty related taxation and the predominantly non-cash exceptional items and exchange rate movements described above, was US$7.3 billion, representing an effective rate of 23.4 per cent (2010: 33.5 per cent; 2009: 45.4 per cent).

Exceptional items

The Group withdrew its offer for Potash Corporation of Saskatchewan (PotashCorp) on 15 November 2010 following the Board's conclusion that the condition of the offer relating to receipt of a net benefit as determined by the Minister of Industry under the Investment Canada Act could not be satisfied. The Group incurred fees associated with the US$45 billion debt facility (US$240 million), investment bankers', lawyers' and accountants' fees, printing expenses and other charges (US$74 million) in progressing this matter during the period up to the withdrawal of the offer, which were expensed as operating costs in the 2011 financial year.

The Group recognised a decrease of US$150 million (US$45 million tax charge) to rehabilitation obligations in respect of former operations at the Newcastle steelworks (Australia) following a full review of the progress of the Hunter River Remediation Project (Australia) and estimated costs to completion.

The Australian Taxation Office (ATO) issued amended assessments in prior years denying bad debt deductions arising from the investments in Beenup and Boodarie Iron and the denial of capital allowance claims made on the Boodarie Iron project. The Group challenged the assessments and was successful on all counts before the Full Federal Court. The ATO obtained special leave in September 2010 to appeal to the High Court in respect of the denial of capital allowance claims made on the Boodarie Iron project. The Group's position in respect of the capital allowance claims on the Boodarie Iron project was confirmed by the High Court in June 2011. As a result of these appeals, US$138 million was released from the Group's income tax provision in September 2010 and US$580 million in June 2011.

Consistent with the functional currency of the Group's operations, eligible Australian entities elected to adopt a US dollar tax functional currency from 1 July 2011. As a result, the deferred tax liability relating to certain US dollar denominated financial arrangements has been derecognised, resulting in a credit to income tax expense of US$1.5 billion.

Year ended 30 June 2011	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Withdrawn offer for PotashCorp	(314)	–	(314)
Newcastle steelworks rehabilitation	150	(45)	105
Release of income tax provisions	–	718	718
Reversal of deferred tax liabilities	–	1,455	1,455
	(164)	**2,128**	**1,964**

Cash flows

Net operating cash flows after interest and tax increased by 78 per cent to US$30.1 billion. This was primarily driven by an increase in cash generated from operations (before changes in working capital balances) of US$12.3 billion and changes in working capital balances having a positive year on year impact on operating cash flow of US$2.6 billion.

In accordance with IFRS, exploration expenditure incurred which has not been capitalised is now classified within net operating cash flows, which has resulted in the classification of US$981 million in net operating cash flows for the 2011 financial year and US$1.0 billion for the 2010 financial year.

9

News Release

Capital and exploration expenditure totalled US$12.4 billion for the year. Expenditure on major growth projects was US$9.2 billion, including US$1.8 billion on Petroleum projects and US$7.4 billion on Minerals projects. Capital expenditure on sustaining and other items was US$2.0 billion. Exploration expenditure was US$1.2 billion, including US$981 million classified within net operating cash flows.

Financing cash flows include payments related to the US$10 billion capital management program, dividend payments of US$5.1 billion and net debt repayments of US$577 million.

Net debt, comprising interest bearing liabilities less cash, was US$5.8 billion which is an increase of US$2.5 billion compared to the net debt position at 30 June 2010.

Dividend

BHP Billiton has a commitment to its progressive dividend policy, irrespective of the economic climate and the Group’s growth aspirations. In that context, our Board today declared a final dividend of 55 US cents per share, which represents a 22 per cent increase on last year’s equivalent payout. Together with the interim dividend of 46 US cents per share paid to shareholders on 31 March 2011, this brings the total dividend for the year to 101 US cents per share.

The dividend to be paid by BHP Billiton Ltd will be fully franked for Australian taxation purposes. Dividends for the BHP Billiton Group are determined and declared in US dollars. However, BHP Billiton Ltd dividends are mainly paid in Australian dollars, and BHP Billiton Plc dividends are mainly paid in pounds sterling and South African rand to shareholders on the UK section and the South African section of the register, respectively. Currency conversions will be based on the foreign currency exchange rates on the Record Date, except for the conversion into South African rand, which will take place on the last day to trade on JSE Limited, being 2 September 2011. Please note that all currency conversion elections must be registered by the Record Date, being 9 September 2011. Any currency conversion elections made after this date will not apply to this dividend.

The timetable in respect of this dividend will be:

Last day to trade cum dividend on JSE Limited and currency conversion into rand 2 September 2011

Ex-dividend Australian Securities Exchange (ASX) and JSE Limited (JSE) 5 September 2011

Ex-dividend London Stock Exchange (LSE) and New York Stock Exchange (NYSE) 7 September 2011

Record Date (including currency conversion and currency election dates, except for rand) 9 September 2011

Payment date 29 September 2011

American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly.

BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings between the dates of 5 and 9 September 2011, nor will transfers between the UK register and the South African register be permitted between the dates of 2 and 9 September 2011.

Details of the currency exchange rates applicable for the dividend will be announced to the relevant stock exchanges following conversion and will appear on the Group’s website.

Capital management

Notwithstanding BHP Billiton’s commitment to invest more than US$80 billion in the growth of its tier 1 portfolio, the Group reactivated the remaining US$4.2 billion component of a previously suspended US$13 billion buy-back program on 15 November 2010. BHP Billiton subsequently expanded that capital management initiative to US$10 billion and committed to complete the program by the end of the 2011 calendar year.

The subsequent completion of a US$6.3 billion off-market tender buy-back of BHP Billiton Ltd shares during the period enabled the Group to successfully complete its US$10 billion capital management program on 29 June 2011, six months ahead of schedule.

BHP Billiton Results for the year ended 30 June 2011

During the 2011 financial year, the combination of on-market purchases of Plc shares and the off-market purchase of Ltd shares enabled BHP Billiton to buy (and cancel) 241.8 million shares, representing four per cent of total issued capital.

Completion of this substantial program in such a timely manner highlighted BHP Billiton's commitment to maintain an appropriate capital structure through all points of the economic cycle. Since 2004, BHP Billiton has repurchased a cumulative US$22.6 billion of Ltd and Plc shares, representing 15 per cent of then issued capital. Total returns to shareholders, including dividends paid and share buy-backs, have exceeded US$48 billion since the formation of BHP Billiton in 2001.

Debt management and liquidity

No long term debt securities were issued in the debt capital markets by the Group during the 2011 financial year. The Group has access to an undrawn US$4 billion Revolving Credit Facility, which expires in December 2015. We have maintained a strong liquidity position and at 30 June 2011, had US$10.1 billion of cash on hand. Surplus cash will be absorbed by the US$15.1 billion Petrohawk acquisition and our net gearing position will increase accordingly. Our commitment to retain a solid A credit rating remains unchanged.

Corporate governance

On 13 December 2010, the Board announced the appointment of Baroness Shriti Vadera as a Non-executive Director with effect from 1 January 2011.

On 23 March 2011, the Board announced the resignation of Mr Alan Boeckmann as a Non-executive Director and the appointment of Mr Lindsay Maxsted as a Non-executive Director, both with effect from that date.

CUSTOMER SECTOR GROUP SUMMARY

The following table provides a summary of the performance of the Customer Sector Groups for the 2011 financial year and the corresponding period.

Year ended 30 June	Revenue			Underlying EBIT[(i)]		
(US$M)	2011	2010	Change %	2011	2010	Change %
Petroleum	10,737	8,782	22.3%	6,330	4,573	38.4%
Aluminium	5,221	4,353	19.9%	266	406	(34.5%)
Base Metals	14,152	10,409	36.0%	6,790	4,632	46.6%
Diamonds and Specialty Products	1,517	1,272	19.3%	587	485	21.0%
Stainless Steel Materials	3,861	3,617	6.7%	588	668	(12.0%)
Iron Ore	20,412	11,139	83.2%	13,328	6,001	122.1%
Manganese	2,423	2,150	12.7%	697	712	(2.1%)
Metallurgical Coal	7,573	6,059	25.0%	2,670	2,053	30.1%
Energy Coal	5,507	4,265	29.1%	1,129	730	54.7%
Group and unallocated items[(ii)]	385	802	N/A	(405)	(541)	N/A
Less: inter-segment revenue	(49)	(50)	N/A	–	–	N/A
BHP Billiton Group	**71,739**	**52,798**	**35.9%**	**31,980**	**19,719**	**62.2%**

(i) Underlying EBIT includes trading activities comprising the sale of third party product. Underlying EBIT for the Group is reconciled to Profit from operations on page 5.

(ii) Includes consolidation adjustments, unallocated items and external sales from the Group's freight, transport and logistics operations.

Petroleum

The successful integration of the Fayetteville shale gas assets, the start-up of the Angostura Gas Phase II project on schedule, and strong underlying performance from existing assets, delivered 159.4 million barrels of oil equivalent for the 2011 financial year, the fourth consecutive increase in annual petroleum production. BHP Billiton brought the first new deepwater well into production since the Gulf of Mexico moratorium was enacted in May 2010 and this important milestone, achieved at the BHP Billiton operated Shenzi field (USA), followed previous regulatory approvals for water injection and production well drilling.

11

News Release

Underlying EBIT of US$6.3 billion represented an increase of US$1.8 billion or 38 per cent when compared with the prior period. Higher average realised prices were a major contributor to the increase in Underlying EBIT (US$1.5 billion, net of price linked costs) and reflected a 28 per cent increase in oil prices to US$93.29 per barrel, a 22 per cent increase in realised liquefied natural gas prices to US$11.03 per thousand standard cubic feet, and a 17 per cent increase in natural gas prices to US$4.00 per thousand standard cubic feet. BHP Billiton’s operating capability was further underscored by the success of Pyrenees although natural field decline worldwide was further impacted by the deferral of high volume wells in the Gulf of Mexico. Gross exploration spend of US$557 million was similarly impacted, although an increase in seismic acquisition and processing partially offset the decrease in drilling activity. Recommencement of development drilling at Atlantis (USA) is still pending although a step out exploration well at Mad Dog (USA) is currently underway.

From a longer term perspective, the growth potential of the Petroleum business has been significantly enhanced by the acquisition of onshore US shale gas resources while organic growth projects, such as the Macedon gas project (Australia), continue to move through the execution phase.

Aluminium

The ongoing ramp up of the Alumar refinery (Brazil) contributed to a seven per cent increase in total alumina production for the 2011 financial year. Metal production remained largely unchanged with all operations running at or close to technical capacity.

Underlying EBIT was US$266 million, a decrease of US$140 million or 34 per cent when compared with the corresponding period. Higher prices and premia for aluminium had a favourable impact of US$559 million (net of price linked costs) but were offset by a US$519 million increase in costs largely associated with the devaluation of the US dollar, inflation and rising raw material and energy costs. The average realised aluminium price increased by 19 per cent to US$2,515 per tonne while the average realised alumina price rose 21 per cent to US$342 per tonne. Underlying EBIT was unfavourably impacted by a provision related to indirect taxes in the 2011 financial year.

The US$3.0 billion (BHP Billiton share) Worsley Efficiency and Growth project will confirm Worsley as one of the world’s leading alumina refineries. The investment will raise capacity at the refinery by 1.1 mtpa to 4.6 mtpa (100 per cent basis) and first production is now scheduled for the first quarter of calendar year 2012.

Base Metals

Copper production increased during the 2011 financial year as Olympic Dam reported annual material mined and milling records. Strong operating performance was similarly reported at Pampa Norte (Chile) and Antamina (Peru), where record annual milling rates mitigated the impact of lower grades. Total copper cathode production represented another record for the period.

Underlying EBIT for the 2011 financial year increased by US$2.2 billion or 47 per cent, to US$6.8 billion. Higher average realised prices for all of our core products favourably impacted Underlying EBIT by US$3.3 billion (net of price linked costs). The supportive pricing environment was similarly reflected in a number of our key input costs with higher energy, fuel and contractor costs the major offset. The devaluation of the US dollar and inflation reduced Underlying EBIT by US$418 million. In addition, BHP Billiton refined the basis on which the metal content of its leach pads is estimated at Escondida (Chile) and Pampa Norte, which resulted in a non-cash reduction in Underlying EBIT of US$168 million.

At 30 June 2011, the Group had 239,156 tonnes of outstanding copper sales that were revalued at a weighted average price of US$4.25 per pound. The final price of these sales will be determined in the 2012 financial year. In addition, 236,584 tonnes of copper sales from the 2010 financial year were subject to a finalisation adjustment in 2011. The finalisation adjustment and provisional pricing impact increased Underlying EBIT by US$650 million for the period.

BHP Billiton Results for the year ended 30 June 2011

BHP Billiton’s Base Metals business is characterised by its large, tier 1 resource position and its numerous options for growth. In that context, a combined investment of US$492 million (BHP Billiton share) was approved during the period for the Escondida Ore Access and Laguna Seca Debottlenecking projects (Chile). The quality of the Base Metals investment pipeline was further emphasised by the progression of both the Escondida Organic Growth Project (OGP1) and the Olympic Dam Project (ODP1) development options into feasibility. A 129 per cent increase in the Escondida district Mineral Resource tonnage(7) solidifies Escondida’s position as the world’s leading copper operation for decades to come.

Diamonds and Specialty Products

EKATI (Canada) diamond production for the 2011 financial year was 2.5 million carats, an 18 per cent decrease from the prior period. BHP Billiton expects lower average ore grades to impact EKATI production in the medium term, consistent with the mine plan.

Underlying EBIT for the Diamonds and Specialty Products business increased by 21 per cent to US$587 million. Strong demand and a shortage of rough diamonds resulted in higher prices, which increased Underlying EBIT by US$254 million. A 28 per cent increase in titanium prices added a further US$112 million to Underlying EBIT. Gross exploration expenditure was US$81 million, a decrease of US$14 million from the prior period. BHP Billiton continues to accelerate its potash exploration program in Saskatchewan, with a significant increase in activity planned at the Melville prospect in the 2012 financial year.

BHP Billiton’s goal of becoming a significant producer in the potash market took another important step forward in the 2011 financial year. The approval of a further US$488 million of pre-commitment funding during the Jansen Potash Project feasibility study phase will fund site preparation, the procurement of long lead time items and the sinking of the first 350 metres of the production and service shafts.

Stainless Steel Materials

The Nickel West Kalgoorlie smelter (Australia) achieved record matte production during the 2011 financial year while Cerro Matoso (Colombia) successfully progressed its planned furnace replacement into the commissioning phase.

Underlying EBIT decreased by US$80 million or 12 per cent, to US$588 million for the 2011 financial year as a weaker US dollar impacted both operating costs and year end balance sheet revaluations. In total, the weaker US dollar and inflation reduced Underlying EBIT by US$227 million. The planned loss of production at Cerro Matoso and the absence of stockpiled concentrate sales at Nickel West that benefited the 2010 financial year decreased Underlying EBIT by a combined US$122 million. Underlying EBIT at Cerro Matoso was impacted by a further US$53 million due to a provision related to the Colombian net worth tax and additional royalty charges. In contrast, a 24 per cent rise in the LME nickel price for the period increased Underlying EBIT by approximately US$435 million (net of price linked costs).

During the second half of the financial year, the Cerro Matoso Heap Leach project progressed into feasibility. The Nickel West Talc re-design project remains on schedule for expected commissioning in the 2012 financial year.

Iron Ore

BHP Billiton’s commitment to invest through all phases of the economic cycle delivered an eleventh consecutive annual production record in iron ore. Western Australia Iron Ore (WAIO) benefited from the dual tracking of the company’s rail infrastructure, which has substantially increased overall system capability. WAIO shipments rose to a record annualised rate of 155 mtpa (100 per cent basis) in the June 2011 quarter, confirming the successful ramp up of recently expanded capacity.

News Release

Underlying EBIT increased by 122 per cent to US$13.3 billion for the 2011 financial year driven by record production and a significant improvement in iron ore prices. For the period, average realised iron ore prices increased Underlying EBIT by US$8.5 billion following the important transition to shorter term, landed, market based pricing. The significant appreciation in product prices and the adjustment of WAIO royalty rates contributed to a significant increase in price linked costs, which reduced Underlying EBIT by US$648 million. Broader inflationary pressures and the devaluation of the US dollar reduced Underlying EBIT by a further US$813 million while non-cash depreciation also increased with the ramp up of expanded iron ore capacity.

The investment approval for major projects totalling US$8.4 billion(8) (BHP Billiton share) in the 2011 financial year highlighted the company’s commitment to accelerate the development of its tier 1, low cost and expandable iron ore operations. BHP Billiton also continued to lay the foundations for longer term growth in the WAIO business with the release of its Public Environmental Review/Draft Environmental Impact Statement that seeks Commonwealth and Western Australian Government approvals for the proposed development of an Outer Harbour facility in Port Hedland (Australia).

Manganese

Record annual ore production and sales reflected a full year contribution from the GEMCO Expansion Phase 1 (GEEP1) project (Australia). Record annual sales were also achieved for manganese alloy as the business intensified its volume maximising strategy.

Underlying EBIT remained largely unchanged at US$697 million as stronger volumes and prices were offset by higher costs. Notably, controllable costs remained largely unchanged during the period, although the combined impact of a weaker US dollar and inflation reduced Underlying EBIT by US$186 million. Average realised ore and alloy prices increased by 9 per cent and 7 per cent respectively during the 2011 financial year.

After the successful commissioning of the GEEP1 project, the partners have approved the next phase of expansion that will confirm GEMCO’s status as the world’s largest and lowest cost producer of manganese ore. The US$167 million (BHP Billiton share) GEEP2 project will increase GEMCO’s beneficiated product capacity from 4.2 mtpa to 4.8 mtpa (100 per cent basis). In addition, road and port capacity will increase to 5.9 mtpa, creating 1.1 mtpa of latent capacity for future expansion.

Metallurgical Coal

The remnant effects of wet weather that persisted for much of the 2011 financial year continued to restrict our Queensland Coal business, despite an unrelenting focus on recovery efforts. Although Queensland Coal production did recover strongly in the June 2011 quarter, total metallurgical coal production declined by 13 per cent in the 2011 financial year.

Underlying EBIT was US$2.7 billion, an increase of US$617 million or 30 per cent from the corresponding period. The increase was mainly attributable to the 48 per cent and 45 per cent improvement in average realised prices for hard coking coal and weak coking coal, respectively. In total, stronger prices increased Underlying EBIT by US$2.1 billion, net of price linked costs. Uncontrollable factors were the major contributor to a significant increase in operating costs. In that context, inflation and the weaker US dollar reduced Underlying EBIT by US$664 million, while the weather related disruption to production at Queensland Coal placed additional pressure on unit costs. We continue to expect production, sales and unit costs to be impacted, to some extent, for the remainder of the 2011 calendar year.

In March 2011, BHP Billiton approved three major metallurgical coal projects located in the Bowen Basin. The projects are expected to add 4.9 million tonnes of annual capacity (100 per cent basis) through development of the Daunia operation and a new mining area at Broadmeadow (both Australia). In addition, 11 million tonnes of valuable port capacity (100 per cent basis) will be developed at the Hay Point Coal Terminal (Australia). The cumulative US$2.5 billion(8) (BHP Billiton share) investment establishes the platform for strong and sustainable metallurgical coal production growth that will be required to meet the growing needs of our customers.

BHP Billiton Results for the year ended 30 June 2011

Energy Coal

Annual production and sales records for New South Wales Energy Coal followed the successful commissioning and ramp up of the MAC20 Project, while strong performance at South Africa Coal delivered a 13 per cent increase in annual production.

Underlying EBIT increased by 55 per cent to US$1.1 billion in the 2011 financial year. The 31 per cent rise in average realised prices, which increased Underlying EBIT by US$917 million for the period, reflected a higher proportion of export sales as BHP Billiton continued to optimise its product mix in response to evolving market demand. Broad cost pressures were accentuated by an increase in cash and non-cash costs associated with the ramp up of growth projects in Australia and South Africa. The weaker US dollar and inflation reduced Underlying EBIT by US$298 million, while a non recurring charge related to the recognition of the Colombian net worth tax reduced Underlying EBIT by a further US$32 million. The dissolution of the Douglas Tavistock Joint Venture arrangement increased Underlying EBIT in the corresponding period by US$69 million.

The MAC20 Project was successfully completed during the 2011 financial year, ahead of schedule. The company’s confidence in the outlook for demand in the Asia Pacific Basin was subsequently illustrated by the approval of the US$400 million RX1 Project (Australia) that is designed to get product to market rapidly, ahead of further coal preparation plant expansions. Further expansion of our world class Cerrejon Coal operation (Colombia) to 40 mtpa (100 per cent basis) was approved by the partners in August 2011 and highlights the strong growth outlook for BHP Billiton’s Energy Coal business.

Group and Unallocated items

The Underlying EBIT expense for Group and Unallocated decreased by US$136 million in the 2011 financial year, to US$405 million. The weaker US dollar and inflation had an unfavourable impact on Underlying EBIT of US$105 million. Self insurance claims related to the Clark Shaft incident at Olympic Dam reduced Underlying EBIT in the prior period by US$297 million.

The following notes explain the terms used throughout this profit release:

(1) Underlying EBIT is earnings before net finance costs and taxation and any exceptional items. Underlying EBITDA is Underlying EBIT before depreciation, impairments and amortisation of US$5,113 million for the year ended 30 June 2011 and US$4,794 million for the year ended 30 June 2010 (excluding exceptional items of US$319 million). We believe that Underlying EBIT and Underlying EBITDA provide useful information, but should not be considered as an indication of, or alternative to, Attributable profit as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.

(2) Underlying EBIT is used to reflect the underlying performance of BHP Billiton’s operations. Underlying EBIT is reconciled to Profit from operations on page 5.

(3) Underlying EBIT margin excludes the impact of third party product activities.

(4) Net operating cash flows are after net interest and taxation.

(5) Represents total enterprise value of approximately US$15.1 billion.

(6) Net interest includes interest capitalised and excludes the effect of discounting on provisions and other liabilities, discounting on post-retirement employee benefits, fair value change on hedged loans, fair value change on hedging derivatives, exchange variations on net debt and expected return on pension scheme assets.

(7) This BHP Billiton Mineral Resource information was sourced from and should be read together with and subject to the notes set out in the June 2011 Exploration and Development Report. This document can be viewed at www.bhpbilliton.com. The Mineral Resource information is compiled by Richard Preece (FAusIMM) who is a full time employee of BHP Billiton and who has the required qualifications and experience to qualify as a Competent Person under the JORC Code and consents to the form and context in which it appears above. Mineral Resources are stated on a 100% basis. The detailed breakdown of Mineral Resources is 3.1bt @0.75%Cu Measured, 4.7bt @0.59%Cu Indicated, 11.7bt @0.49%Cu Inferred.

(8) Excludes announced pre-commitment funding.

(9) Unless otherwise stated, production volumes exclude suspended and sold operations.

News Release

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain, in addition to historical information, certain forward-looking statements regarding future events, conditions, circumstances or the future financial performance of BHP Billiton Plc and BHP Billiton Limited and their affiliates, including North America Holdings II Inc. and BHP Billiton Petroleum (North America) Inc. (collectively, the “BHP Billiton Group”), Petrohawk Energy Corporation (“Petrohawk”) or the enlarged BHP Billiton Group following completion of the tender offer, the merger and other related transactions in respect of Petrohawk (the “Transactions”). Often, but not always, forward-looking statements can be identified by the use of words such as “plans,” “expects,” “expected,” “scheduled,” “estimates,” “intends,” “anticipates” or “believes,” or variations of such words and phrases or state that certain actions, events, conditions, circumstances or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. Such forward-looking statements are not guarantees or predictions of future performance, and are subject to known and unknown risks, uncertainties and other factors, many of which are beyond our control, that could cause actual results, performance or achievements of any member of the BHP Billiton Group or the enlarged BHP Billiton Group following completion of the Transactions to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include: (i) the risk that not all conditions of the merger will be satisfied or waived, (ii) beliefs and assumptions relating to available borrowing capacity and capital resources generally, (iii) expectations regarding environmental matters, including costs of compliance and the impact of potential regulations or changes to current regulations to which Petrohawk or any member of the BHP Billiton Group is or could become subject, (iv) beliefs about oil and gas reserves, (v) anticipated liquidity in the markets in which BHP Billiton or any member of the BHP Billiton Group transacts, including the extent to which such liquidity could be affected by poor economic and financial market conditions or new regulations and any resulting impacts on financial institutions and other current and potential counterparties, (vi) beliefs and assumptions about market competition and the behaviour of other participants in the oil and gas exploration, development or production industries, (vii) the effectiveness of Petrohawk’s or any member of the BHP Billiton Group’s strategies to capture opportunities presented by changes in prices and to manage its exposure to price volatility, (viii) beliefs and assumptions about weather and general economic conditions, (ix) beliefs regarding the U.S. economy, its trajectory and its impacts, as well as the stock price of each of Petrohawk, BHP Billiton Plc and BHP Billiton Limited, (x) projected operating or financial results, including anticipated cash flows from operations, revenues and profitability, (xi) expectations regarding Petrohawk’s or any member of the BHP Billiton Group’s revolver capacity, credit facility compliance, collateral demands, capital expenditures, interest expense and other payments, (xii) Petrohawk’s or any member of the BHP Billiton Group’s ability to efficiently operate its assets so as to maximize its revenue generating opportunities and operating margins, (xiii) beliefs about the outcome of legal, regulatory, administrative and legislative matters, (xiv) expectations and estimates regarding capital and maintenance expenditures and its associated costs and (xv) uncertainties associated with any aspect of the Transactions, including uncertainties relating to the anticipated timing of filings and approvals relating to the Transactions, the outcome of legal proceedings that may be instituted against Petrohawk and/or others relating to the Transactions, the expected timing of completion of the Transactions, the satisfaction of the conditions to the consummation of the Transactions and the ability to complete the Transactions. Many of these risks and uncertainties relate to factors that are beyond the BHP Billiton Group’s ability to control or estimate precisely, and any or all of the BHP Billiton Group’s forward-looking statements may turn out to be wrong. The BHP Billiton Group cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. The BHP Billiton Group disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, conditions, circumstances or otherwise, except as required by applicable law.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of any member of the BHP Billiton Group, Petrohawk or the enlarged BHP Billiton Group following completion of the Transactions.

BHP Billiton Results for the year ended 30 June 2011

Further information on BHP Billiton can be found on our website: www.bhpbilliton.com

Media Relations

Australia

Samantha Stevens
Tel: +61 3 9609 2898 Mobile: +61 400 693 915
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email: Kelly.Quirke@bhpbilliton.com

Fiona Martin
Tel: +61 3 9609 2211 Mobile: +61 427 777 908
email: Fiona.Martin2@bhpbilliton.com

United Kingdom and Americas

Ruban Yogarajah
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Mobile: UK +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

Investor Relations

Australia

Andrew Gunn
Tel: +61 3 9609 3575 Mobile: +61 439 558 454
email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa

Brendan Harris
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
email: Brendan.Harris@bhpbilliton.com

Americas

Scott Espenshade
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BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
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Members of the BHP Billiton Group which is headquartered in Australia

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bhpbilliton

resourcing the future

BHP Billiton Group Financial Information

For the year ended 30 June 2011

Financial Information

Contents

Financial Information Page

Consolidated Income Statement 21

Consolidated Statement of Comprehensive Income 22

Consolidated Balance Sheet 23

Consolidated Cash Flow Statement 24

Consolidated Statement of Changes in Equity 25

Notes to the Financial Information 28

The financial information included in this document for the year ended 30 June 2011 is unaudited and has been derived from the draft financial report of the BHP Billiton Group for the year ended 30 June 2011. The financial information does not constitute the Group’s full financial statements for the year ended 30 June 2011, which will be approved by the Board, reported on by the auditors, and subsequently filed with the UK Registrar of Companies and the Australian Securities and Investments Commission.

The financial information set out on pages 21 to 39 for the year ended 30 June 2011 has been prepared on the basis of accounting policies consistent with those applied in the 30 June 2010 financial statements contained within the Annual Report of the BHP Billiton Group, except for the following standards which have been adopted for the year ended 30 June 2011:

‘Improvements to IFRSs 2009’/AASB 2009-4 ‘Amendments to Australian Accounting Standards arising from the Annual Improvements Project’ and AASB 2009-5 ‘Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project’ include a collection of minor amendments to IFRS. These amendments include a requirement to classify expenditures which do not result in a recognised asset as a cash flow from operating activities. This has resulted in exploration cash flows of US$1,030 million for the year ended 30 June 2010 (2009: US$1,009 million), which were not recognised as assets, being reclassified from net investing cash flows to net operating cash flows in the Consolidated Cash Flow Statement.

The comparative figures for the financial years ended 30 June 2010 and 30 June 2009 are not the statutory accounts of the BHP Billiton Group for those financial years. Those accounts have been reported on by the company’s auditors and delivered to the Registrar of Companies. The reports of the auditors were (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under Section 498(2) or (3) of the UK Companies Act 2006.

All amounts are expressed in US dollars unless otherwise stated. The BHP Billiton Group’s presentation currency and the functional currency of the majority of its operations is US dollars as this is the principal currency of the economic environment in which it operates.

Where applicable, comparative figures have been adjusted to disclose them on the same basis as the current period figures. Amounts in this financial information have, unless otherwise indicated, been rounded to the nearest million dollars.

BHP Billiton Results for the year ended 30 June 2011

Consolidated Income Statement
for the year ended 30 June 2011

	Notes	Year ended 30 June 2011 US$M	Year ended 30 June 2010 US$M	Year ended 30 June 2009 US$M
Revenue				
Group production		**67,903**	48,193	44,113
Third party products	1	**3,836**	4,605	6,098
Revenue	1	**71,739**	52,798	50,211
Other income		**531**	528	589
Expenses excluding net finance costs		**(40,454)**	(33,295)	(38,640)
Profit from operations		**31,816**	20,031	12,160
Comprising:				
Group production		**31,718**	19,920	11,657
Third party products		**98**	111	503
		31,816	20,031	12,160
Financial income	4	**245**	215	309
Financial expenses	4	**(806)**	(674)	(852)
Net finance costs	4	**(561)**	(459)	(543)
Profit before taxation		**31,255**	19,572	11,617
Income tax expense		**(6,481)**	(6,112)	(4,784)
Royalty related taxation (net of income tax benefit)		**(828)**	(451)	(495)
Total taxation expense	5	**(7,309)**	(6,563)	(5,279)
Profit after taxation		**23,946**	13,009	6,338
Attributable to non-controlling interests		**298**	287	461
Attributable to members of BHP Billiton Group		**23,648**	12,722	5,877
Earnings per ordinary share (basic) (US cents)	6	**429.1**	228.6	105.6
Earnings per ordinary share (diluted) (US cents)	6	**426.9**	227.8	105.4
Dividends per ordinary share – paid during the period (US cents)	7	**91.0**	83.0	82.0
Dividends per ordinary share – declared in respect of the period (US cents)	7	**101.0**	87.0	82.0

The accompanying notes form part of this financial information.

21

Financial Information

Consolidated Statement of Comprehensive Income for the year ended 30 June 2011

Year ended Year ended Year ended

30 June 2011 30 June 2010 30 June 2009

US$M US$M US$M

Profit after taxation 23,946 13,009 6,338

Other comprehensive income

Actuarial losses on pension and medical schemes (113) (38) (227)

Available for sale investments:

Net valuation (losses)/gains taken to equity (70) 167 3

Net valuation (gains)/losses transferred to the income statement (47) 2 58

Cash flow hedges:

(Losses)/gains taken to equity – (15) 710

Realised losses transferred to the income statement – 2 22

Unrealised gains transferred to the income statement – – (48)

Gains transferred to the initial carrying amount of hedged items – – (26)

Exchange fluctuations on translation of foreign operations taken to equity 19 1 27

Exchange fluctuations on translation of foreign operations transferred to the income statement – (10) –

Tax recognised within other comprehensive income 120 111 (253)

Total other comprehensive income for the year (91) 220 266

Total comprehensive income 23,855 13,229 6,604

Attributable to non-controlling interests 284 294 458

Attributable to members of BHP Billiton Group 23,571 12,935 6,146

The accompanying notes form part of this financial information.

BHP Billiton Results for the year ended 30 June 2011

Consolidated Balance Sheet

as at 30 June 2011

30 June 30 June

2011 2010

US$M US$M

ASSETS

Current assets

Cash and cash equivalents 10,084 12,456

Trade and other receivables 8,197 6,543

Other financial assets 264 292

Inventories 6,154 5,334

Current tax assets 273 189

Other 308 320

Total current assets 25,280 25,134

Non-current assets

Trade and other receivables 2,093 1,381

Other financial assets 1,602 1,510

Inventories 363 343

Property, plant and equipment 68,468 55,576

Intangible assets 904 687

Deferred tax assets 3,993 4,053

Other 188 168

Total non-current assets 77,611 63,718

Total assets 102,891 88,852

LIABILITIES

Current liabilities

Trade and other payables 9,718 6,467

Interest bearing liabilities 3,519 2,191

Other financial liabilities 288 511

Current tax payable 3,693 1,685

Provisions 2,256 1,899

Deferred income 259 289

Total current liabilities 19,733 13,042

Non-current liabilities

Trade and other payables 555 469

Interest bearing liabilities 12,388 13,573

Other financial liabilities 79 266

Deferred tax liabilities 2,683 4,320

Provisions 9,269 7,433

Deferred income 429 420

Total non-current liabilities 25,403 26,481

Total liabilities 45,136 39,523

Net assets 57,755 49,329

EQUITY

Share capital – BHP Billiton Limited 1,183 1,227

Share capital – BHP Billiton Plc 1,070 1,116

Treasury shares (623) (525)

Reserves 2,001 1,906

Retained earnings 53,131 44,801

Total equity attributable to members of BHP Billiton Group 56,762 48,525

Non-controlling interests 993 804

Total equity 57,755 49,329

The accompanying notes form part of this financial information.

Financial Information

Consolidated Cash Flow Statement
for the year ended 30 June 2011

	Year ended 30 June 2011 US$M	Year ended 30 June 2010 US$M	Year ended 30 June 2009 US$M
Operating activities			
Profit before taxation	**31,255**	19,572	11,617
Adjustments for:			
Non-cash exceptional items	**(150)**	(255)	5,460
Depreciation and amortisation expense	**5,039**	4,759	3,871
Net gain on sale of non-current assets	**(41)**	(114)	(38)
Impairments of property, plant and equipment, financial assets and intangibles	**74**	35	190
Employee share awards expense	**266**	170	185
Financial income and expenses	**561**	459	543
Other	**(384)**	(265)	(320)
Changes in assets and liabilities:			
Trade and other receivables	**(1,960)**	(1,713)	4,894
Inventories	**(792)**	(571)	(116)
Trade and other payables	**2,780**	565	(847)
Net other financial assets and liabilities	**46**	(90)	(769)
Provisions and other liabilities	**387**	(306)	(497)
Cash generated from operations	**37,081**	22,246	24,173
Dividends received	**12**	20	30
Interest received	**107**	99	205
Interest paid	**(562)**	(520)	(519)
Income tax refunded	**74**	552	–
Income tax paid	**(6,025)**	(4,931)	(5,129)
Royalty related taxation paid	**(607)**	(576)	(906)
Net operating cash flows	**30,080**	16,890	17,854
Investing activities			
Purchases of property, plant and equipment	**(11,147)**	(9,323)	(9,492)
Exploration expenditure	**(1,240)**	(1,333)	(1,243)
Exploration expenditure expensed and included in operating cash flows	**981**	1,030	1,009
Purchase of intangibles	**(211)**	(85)	(141)
Investment in financial assets	**(238)**	(152)	(40)
Investment in subsidiaries, operations and jointly controlled entities, net of their cash	**(4,807)**	(508)	(286)
Payment on sale of operations	**–**	(156)	(126)
Cash outflows from investing activities	**(16,662)**	(10,527)	(10,319)
Proceeds from sale of property, plant and equipment	**80**	132	164
Proceeds from financial assets	**118**	34	96
Proceeds from sale or partial sale of subsidiaries, operations and jointly controlled entities, net of their cash	**–**	376	17
Net investing cash flows	**(16,464)**	(9,985)	(10,042)
Financing activities			
Proceeds from interest bearing liabilities	**1,374**	567	7,323
Proceeds from debt related instruments	**222**	103	354
Repayment of interest bearing liabilities	**(2,173)**	(1,155)	(3,748)
Proceeds from ordinary shares	**32**	12	29
Contributions from non-controlling interests	**–**	335	–
Purchase of shares by Employee Share Ownership Plan ("ESOP") trusts	**(469)**	(274)	(169)
Share buy-back – BHP Billiton Limited	**(6,265)**	–	–
Share buy-back – BHP Billiton Plc	**(3,595)**	–	–
Dividends paid	**(5,054)**	(4,618)	(4,563)
Dividends paid to non-controlling interests	**(90)**	(277)	(406)
Net financing cash flows	**(16,018)**	(5,307)	(1,180)
Net (decrease)/increase in cash and cash equivalents	**(2,402)**	1,598	6,632
Cash and cash equivalents, net of overdrafts, at beginning of period	**12,455**	10,831	4,173
Effect of foreign currency exchange rate changes on cash and cash equivalents	**27**	26	26
Cash and cash equivalents, net of overdrafts, at end of period	**10,080**	12,455	10,831

The accompanying notes form part of this financial information.

24

BHP Billiton Results for the year ended 30 June 2011

Consolidated Statement of Changes in Equity for the year ended 30 June 2011

For the year ended 30 June 2011 US$M	Attributable to members of the BHP Billiton Group							
	Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total equity attributable to members of BHP Billiton Group	Non-controlling interests	Total equity
Balance as at 1 July 2010	1,227	1,116	(525)	1,906	44,801	**48,525**	804	**49,329**
Profit after taxation	–	–	–	–	23,648	**23,648**	298	**23,946**
Other comprehensive income:								
Actuarial losses on pension and medical schemes	–	–	–	–	(105)	**(105)**	(8)	**(113)**
Net valuation (losses)/gains on available for sale investments taken to equity	–	–	–	(71)	–	**(71)**	1	**(70)**
Net valuation gains on available for sale investments transferred to the income statement	–	–	–	(38)	–	**(38)**	(9)	**(47)**
Exchange fluctuations on translation of foreign operations taken to equity	–	–	–	19	–	**19**	–	**19**
Tax recognised within other comprehensive income	–	–	–	24	94	**118**	2	**120**
Total comprehensive income	**–**	**–**	**–**	**(66)**	**23,637**	**23,571**	**284**	**23,855**
Transactions with owners:								
Purchase of shares by ESOP trusts	–	–	(469)	–	–	**(469)**	–	**(469)**
Employee share awards exercised net of employee contributions	–	–	454	(121)	(294)	**39**	–	**39**
Employee share awards forfeited	–	–	–	(9)	9	**–**	–	**–**
Accrued employee entitlement for unvested awards	–	–	–	266	–	**266**	–	**266**
BHP Billiton Limited shares bought back and cancelled	(44)	–	–	–	(6,301)	**(6,345)**	–	**(6,345)**
BHP Billiton Plc shares bought back	–	–	(3,678)	–	–	**(3,678)**	–	**(3,678)**
BHP Billiton Plc shares cancelled	–	(46)	3,595	46	(3,595)	**–**	–	**–**
Distribution to option holders	–	–	–	(21)	–	**(21)**	(17)	**(38)**
Dividends	–	–	–	–	(5,126)	**(5,126)**	(90)	**(5,216)**
Equity contributed	–	–	–	–	–	**–**	12	**12**
Balance as at 30 June 2011	**1,183**	**1,070**	**(623)**	**2,001**	**53,131**	**56,762**	**993**	**57,755**

The accompanying notes form part of this financial information.

25

Financial Information

Consolidated Statement of Changes in Equity
for the year ended 30 June 2011 (continued)

For the year ended 30 June 2010 US$M	Attributable to members of the BHP Billiton Group							
	Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total equity attributable to members of BHP Billiton Group	Non-controlling interests	Total equity
Balance as at 1 July 2009	1,227	1,116	(525)	1,305	36,831	39,954	757	40,711
Profit after taxation	–	–	–	–	12,722	12,722	287	13,009
Other comprehensive income:								
Actuarial losses on pension and medical schemes	–	–	–	–	(38)	(38)	–	(38)
Net valuation gains on available for sale investments taken to equity	–	–	–	160	–	160	7	167
Net valuation losses on available for sale investments transferred to the income statement	–	–	–	2	–	2	–	2
Losses on cash flow hedges taken to equity	–	–	–	(15)	–	(15)	–	(15)
Realised losses on cash flow hedges transferred to the income statement	–	–	–	2	–	2	–	2
Exchange fluctuations on translation of foreign operations taken to equity	–	–	–	1	–	1	–	1
Exchange fluctuations on translation of foreign operations transferred to the income statement	–	–	–	(10)	–	(10)	–	(10)
Tax recognised within other comprehensive income	–	–	–	57	54	111	–	111
Total comprehensive income	–	–	–	197	12,738	12,935	294	13,229
Transactions with owners:								
Purchase of shares by ESOP Trusts	–	–	(274)	–	–	(274)	–	(274)
Employee share awards exercised net of employee contributions	–	–	274	(88)	(178)	8	–	8
Employee share awards forfeited	–	–	–	(28)	28	–	–	–
Accrued employee entitlement for unvested awards	–	–	–	170	–	170	–	170
Issue of share options to non-controlling interests	–	–	–	43	–	43	16	59
Distribution to option holders	–	–	–	(10)	–	(10)	(6)	(16)
Dividends	–	–	–	–	(4,618)	(4,618)	(277)	(4,895)
Equity contributed	–	–	–	317	–	317	20	337
Balance as at 30 June 2010	1,227	1,116	(525)	1,906	44,801	48,525	804	49,329

26

BHP Billiton Results for the year ended 30 June 2011

Consolidated Statement of Changes in Equity for the year ended 30 June 2011 (continued)

For the year ended 30 June 2009	Attributable to members of the BHP Billiton Group							
US$M	Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total equity attributable to members of BHP Billiton Group	Non-controlling interests	Total equity
Balance as at 1 July 2008	1,227	1,116	(514)	750	35,756	38,335	708	39,043
Profit after taxation	–	–	–	–	5,877	5,877	461	6,338
Other comprehensive income:								
Actuarial losses on pension and medical schemes	–	–	–	–	(224)	(224)	(3)	(227)
Net valuation gains on available for sale investments taken to equity	–	–	–	3	–	3	–	3
Net valuation losses on available for sale investments transferred to the income statement	–	–	–	58	–	58	–	58
Gains on cash flow hedges taken to equity	–	–	–	710	–	710	–	710
Realised losses on cash flow hedges transferred to the income statement	–	–	–	22	–	22	–	22
Unrealised gains on cash flow hedges transferred to the income statement	–	–	–	(48)	–	(48)	–	(48)
Gains on cash flow hedges transferred to initial carrying amount of hedged items	–	–	–	(26)	–	(26)	–	(26)
Exchange fluctuations on translation of foreign operations taken to equity	–	–	–	27	–	27	–	27
Tax recognised within other comprehensive income	–	–	–	(342)	89	(253)	–	(253)
Total comprehensive income	–	–	–	404	5,742	6,146	458	6,604
Transactions with owners:								
Purchase of shares by ESOP Trusts	–	–	(169)	–	–	(169)	–	(169)
Employee share awards exercised net of employee contributions	–	–	158	(34)	(104)	20	–	20
Accrued employee entitlement for unvested awards	–	–	–	185	–	185	–	185
Dividends	–	–	–	–	(4,563)	(4,563)	(406)	(4,969)
Equity contributed	–	–	–	–	–	–	(3)	(3)
Balance as at 30 June 2009	1,227	1,116	(525)	1,305	36,831	39,954	757	40,711

27

Financial Information

Notes to the Financial Information

1. Segment reporting

The Group operates nine Customer Sector Groups aligned with the commodities which we extract and market, reflecting the structure used by the Group’s management to assess the performance of the Group:

Customer Sector Group Principal activities

Petroleum Exploration, development and production of oil and gas

Aluminium Mining of bauxite, refining of bauxite into alumina and smelting of alumina into aluminium metal

Base Metals Mining of copper, silver, lead, zinc, molybdenum, uranium and gold

Diamonds and Specialty Products Mining of diamonds and titanium minerals; potash development

Stainless Steel Materials Mining and production of nickel products

Iron Ore Mining of iron ore

Manganese Mining of manganese ore and production of manganese metal and alloys

Metallurgical Coal Mining of metallurgical coal

Energy Coal Mining of thermal (energy) coal

Group and unallocated items represent Group centre functions. Exploration and technology activities are recognised within relevant segments.

It is the Group’s policy that inter-segment sales are made on a commercial basis.

BHP Billiton Results for the year ended 30 June 2011

1. Segment reporting (continued)

US$M	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Year ended 30 June 2011											
Revenue											
Group production	10,603	3,601	13,550	1,517	3,698	20,182	2,423	7,565	4,651	–	67,790
Third party products	127	1,620	602	–	158	93	–	–	851	385	3,836
Rendering of services	2	–	–	–	–	98	–	8	5	–	113
Inter-segment revenue	5	–	–	–	5	39	–	–	–	(49)	–
Total revenue [(a)]	**10,737**	**5,221**	**14,152**	**1,517**	**3,861**	**20,412**	**2,423**	**7,573**	**5,507**	**336**	**71,739**
Underlying EBITDA [(b)]	**8,319**	**596**	**7,525**	**779**	**990**	**13,946**	**780**	**3,027**	**1,469**	**(338)**	**37,093**
Depreciation and amortisation	(1,913)	(330)	(735)	(192)	(404)	(618)	(83)	(357)	(340)	(67)	(5,039)
Impairment (losses)/reversals recognised	(76)	–	–	–	2	–	–	–	–	–	(74)
Underlying EBIT [(b)]	**6,330**	**266**	**6,790**	**587**	**588**	**13,328**	**697**	**2,670**	**1,129**	**(405)**	**31,980**
Comprising:											
Group production	6,325	275	6,796	587	583	13,296	697	2,670	1,058	(405)	31,882
Third party products	5	(9)	(6)	–	5	32	–	–	71	–	98
Underlying EBIT [(b)]	**6,330**	**266**	**6,790**	**587**	**588**	**13,328**	**697**	**2,670**	**1,129**	**(405)**	**31,980**
Net finance costs											(561)
Exceptional items											(164)
Profit before taxation											**31,255**
Capital expenditure	**1,984**	**1,329**	**1,404**	**319**	**651**	**3,627**	**276**	**1,172**	**754**	**94**	**11,610**
Total assets	**18,645**	**9,602**	**15,973**	**2,833**	**4,912**	**17,585**	**2,439**	**6,731**	**6,176**	**17,995**	**102,891**
Total liabilities	**4,500**	**1,606**	**3,118**	**664**	**1,579**	**3,652**	**1,049**	**2,088**	**2,386**	**24,494**	**45,136**

(a) Revenue not attributable to reportable segments reflects sales of freight and fuel to third parties.

(b) Underlying EBIT is earnings before net finance costs and taxation and any exceptional items. Underlying EBITDA is Underlying EBIT, before depreciation, amortisation and impairments.

29

Financial Information

1. Segment reporting (continued)

US$M	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Year ended 30 June 2010											
Revenue											
Group production	8,682	2,948	9,528	1,272	3,311	10,964	2,143	6,019	3,214	–	48,081
Third party products	86	1,405	881	–	306	67	7	–	1,051	802	4,605
Rendering of services	3	–	–	–	–	69	–	40	–	–	112
Inter-segment revenue	11	–	–	–	–	39	–	–	–	(50)	–
Total revenue [(a)]	8,782	4,353	10,409	1,272	3,617	11,139	2,150	6,059	4,265	752	52,798
Underlying EBITDA [(b)]	6,571	684	5,393	648	1,085	6,496	784	2,363	971	(482)	24,513
Depreciation and amortisation	(1,998)	(278)	(729)	(163)	(427)	(495)	(72)	(309)	(228)	(60)	(4,759)
Impairment (losses)/reversals recognised	–	–	(32)	–	10	–	–	(1)	(13)	1	(35)
Underlying EBIT [(b)]	4,573	406	4,632	485	668	6,001	712	2,053	730	(541)	19,719
Comprising:											
Group production	4,570	393	4,639	485	646	6,003	717	2,053	642	(540)	19,608
Third party products	3	13	(7)	–	22	(2)	(5)	–	88	(1)	111
Underlying EBIT [(b)]	4,573	406	4,632	485	668	6,001	712	2,053	730	(541)	19,719
Net finance costs											(459)
Exceptional items											312
Profit before taxation											19,572
Capital expenditure	1,951	1,019	763	127	265	3,838	182	653	881	87	9,766
Total assets	12,733	8,078	14,970	2,588	4,507	13,592	2,082	5,597	5,425	19,280	88,852
Total liabilities	3,175	1,318	2,621	527	1,154	2,526	794	1,475	1,965	23,968	39,523

30

BHP Billiton Results for the year ended 30 June 2011

1. Segment reporting (continued)

US$M	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Year ended 30 June 2009											
Revenue											
Group production	6,924	3,219	6,616	896	2,202	9,815	2,473	7,988	3,830	–	43,963
Third party products	192	932	488	–	112	132	63	18	2,694	1,467	6,098
Rendering of services	6	–	–	–	–	61	–	81	–	2	150
Inter-segment revenue	89	–	1	–	41	40	–	–	–	(171)	–
Total revenue [(a)]	7,211	4,151	7,105	896	2,355	10,048	2,536	8,087	6,524	1,298	50,211
Underlying EBITDA [(b)]	5,456	476	1,994	370	(366)	6,631	1,397	4,988	1,676	(347)	22,275
Depreciation and amortisation	(1,288)	(298)	(663)	(222)	(439)	(384)	(48)	(277)	(210)	(42)	(3,871)
Impairment (losses)/reversals recognised	(83)	14	(39)	(3)	(49)	(18)	–	–	(6)	(6)	(190)
Underlying EBIT [(b)]	4,085	192	1,292	145	(854)	6,229	1,349	4,711	1,460	(395)	18,214
Comprising:											
Group production	4,081	202	1,326	145	(905)	6,022	1,358	4,704	1,174	(396)	17,711
Third party products	4	(10)	(34)	–	51	207	(9)	7	286	1	503
Underlying EBIT [(b)]	4,085	192	1,292	145	(854)	6,229	1,349	4,711	1,460	(395)	18,214
Net finance costs											(543)
Exceptional items											(6,054)
Profit before taxation											11,617
Capital expenditure	1,905	863	1,018	112	685	1,922	279	1,562	876	114	9,336
Total assets	12,444	7,575	14,812	2,073	4,767	8,735	1,454	4,929	4,555	17,426	78,770
Total liabilities	3,388	1,242	2,995	292	1,482	1,501	571	1,249	2,004	23,335	38,059

31

Financial Information

2. Exceptional items

Exceptional items are those items where their nature and amount is considered material to the financial report. Such items included within the Group's profit for the year are detailed below.

Year ended 30 June 2011	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Withdrawn offer for PotashCorp	(314)	–	(314)
Newcastle steelworks rehabilitation	150	(45)	105
Release of income tax provisions	–	718	718
Reversal of deferred tax liabilities	–	1,455	1,455
	(164)	2,128	1,964

Withdrawn offer for PotashCorp:

The Group withdrew its offer for PotashCorp on 15 November 2010 following the Board's conclusion that the condition of the offer relating to receipt of a net benefit as determined by the Minister of Industry under the Investment Canada Act could not be satisfied. The Group incurred fees associated with the US$45 billion debt facility (US$240 million), investment bankers', lawyers' and accountants' fees, printing expenses and other charges (US$74 million) in progressing this matter during the period up to the withdrawal of the offer, which were expensed as operating costs in the year ended 30 June 2011.

Newcastle steelworks rehabilitation:

The Group recognised a decrease of US$150 million (US$45 million tax charge) to rehabilitation obligations in respect of former operations at the Newcastle steelworks (Australia) following a full review of the progress of the Hunter River Remediation Project and estimated costs to completion.

Release of income tax provisions:

The Australian Taxation Office (ATO) issued amended assessments in prior years denying bad debt deductions arising from the investments in Beenup and Boodarie Iron and the denial of capital allowance claims made on the Boodarie Iron project. The Group challenged the assessments and was successful on all counts before the Full Federal Court. The ATO obtained special leave in September 2010 to appeal to the High Court in respect of the denial of capital allowance claims made on the Boodarie Iron project. The Group's position in respect of the capital allowance claims on the Boodarie Iron project was confirmed by the High Court in June 2011. As a result of these appeals, US$138 million was released from the Group's income tax provision in September 2010 and US$580 million in June 2011.

Reversal of deferred tax liabilities:

Consistent with the functional currency of the Group's operations, eligible Australian entities elected to adopt a US dollar tax functional currency from 1 July 2011. As a result, the deferred tax liability relating to certain US dollar denominated financial arrangements has been derecognised, resulting in a credit to income tax expense of US$1,455 million.

32

BHP Billiton Results for the year ended 30 June 2011

2. Exceptional items (continued)

Year ended 30 June 2010	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Pinal Creek rehabilitation	186	(53)	133
Disposal of Ravensthorpe nickel operations	653	(196)	457
Restructuring of operations and deferral of projects	(298)	12	(286)
Renegotiation of power supply agreements	(229)	50	(179)
Release of income tax provisions	–	128	128
	312	(59)	253

Pinal Creek rehabilitation:

On 22 February 2010 a settlement was reached in relation to the Pinal Creek (US) groundwater contamination which resulted in other parties taking on full responsibility for ground water remediation and partly funding the Group for past and future rehabilitation costs. As a result, a gain of US$186 million (US$53 million tax expense) was recognised reflecting the release of rehabilitation provisions and cash received.

Disposal of Ravensthorpe nickel operations:

On 9 December 2009, the Group announced it had signed an agreement to sell the Ravensthorpe nickel operations (Australia). The sale was completed on 10 February 2010. As a result of the sale, impairment charges recognised as exceptional items in the financial year ended 30 June 2009 were partially reversed totalling US$611 million (US$183 million tax expense). In addition, certain obligations that remained with the Group were mitigated and related provisions released; together with minor net operating costs this resulted in a gain of US$42 million (US$13 million tax expense).

Restructuring of operations and deferral of projects:

Continuing power supply constraints impacting the Group's three Aluminium smelter operations in southern Africa, and temporary delays with the Guinea Alumina project, gave rise to charges for the impairment of property, plant and equipment and restructuring provisions. A total charge of US$298 million (US$12 million tax benefit) was recognised by the Group in the year ended 30 June 2010.

Renegotiation of power supply arrangements:

Renegotiation of long term power supply arrangements in southern Africa impacted the value of embedded derivatives contained within those arrangements. A total charge of US$229 million (US$50 million tax benefit) was recognised by the Group in the year ended 30 June 2010.

Release of income tax provisions:

The Australian Taxation Office (ATO) issued amended assessments in prior years denying bad debt deductions arising from the investments in Hartley, Beenup and Boodarie Iron and the denial of capital allowance claims made on the Boodarie Iron project. BHP Billiton lodged objections and was successful on all counts in the Federal Court and the Full Federal Court. The ATO has not sought to appeal the Boodarie Iron bad debt disallowance to the High Court which resulted in a release of US$128 million from the Group's income tax provisions. The ATO sought special leave to appeal to the High Court in relation to the Beenup bad debt disallowance and the denial of the capital allowance claims on the Boodarie Iron project and was granted special leave only in relation to the denial of the capital allowance claims on the Boodarie Iron project.

33

Financial Information

2. Exceptional items (continued)

Year ended 30 June 2009	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Suspension of Ravensthorpe nickel operations	(3,615)	1,076	(2,539)
Announced sale of Yabulu refinery	(510)	(175)	(685)
Withdrawal or sale of other operations	(665)	(23)	(688)
Deferral of projects and restructuring of operations	(306)	86	(220)
Newcastle steelworks rehabilitation	(508)	152	(356)
Lapsed offers for Rio Tinto	(450)	93	(357)
	(6,054)	1,209	(4,845)

Suspension of Ravensthorpe nickel operations:

On 21 January 2009, the Group announced the suspension of operations at Ravensthorpe nickel operations (Australia) and as a consequence stopped the processing of the mixed nickel cobalt hydroxide product at Yabulu (Australia). As a result, an impairment charge and increased provisions for contract cancellation, redundancy and other closure costs of US$3,615 million (US$1,076 million tax benefit) were recognised. This exceptional item did not include the loss from operations of Ravensthorpe nickel operations of US$173 million.

Announced sale of Yabulu refinery:

On 3 July 2009, the Group announced the sale of the Yabulu nickel operations. As a result, impairment charges of US$510 million (US$nil tax benefit) were recognised in addition to those recognised on suspension of the Ravensthorpe nickel operations. As a result of the sale, deferred tax assets of US$175 million were no longer expected to be realised by the Group and were recognised as a charge to income tax expense. The remaining assets and liabilities of the Yabulu operations were classified as held for sale as at 30 June 2009.

Withdrawal or sale of other operations:

As part of the Group's regular review of the long term viability of operations, a total charge of US$665 million (US$23 million tax expense) was recognised primarily in relation to the decisions to cease development of the Maruwai Haju trial mine (Indonesia), sell the Suriname operations, suspend copper sulphide mining operations at Pinto Valley (US) and cease the pre-feasibility study at Corridor Sands (Mozambique). The remaining assets and liabilities of the Suriname operations were classified as held for sale as at 30 June 2009.

Deferral of projects and restructuring of operations:

As part of the Group's regular review of the long term viability of continuing operations, a total charge of US$306 million (US$86 million tax benefit) was recognised primarily in relation to the deferral of expansions at the Nickel West operations (Australia), deferral of the Guinea Alumina project (Guinea) and the restructuring of the Bayside Aluminium Casthouse operations (South Africa).

Newcastle steelworks rehabilitation:

The Group recognised a charge of US$508 million (US$152 million tax benefit) for additional rehabilitation obligations in respect of former operations at the Newcastle steelworks (Australia). The increase in obligations related to changes in the estimated volume of sediment in the Hunter River requiring remediation and treatment, and increases in estimated treatment costs.

34

BHP Billiton Results for the year ended 30 June 2011

2. Exceptional items (continued)

Lapsed offers for Rio Tinto:

The Group's offers for Rio Tinto lapsed on 27 November 2008 following the Board's decision that it no longer believed that completion of the offers was in the best interests of BHP Billiton shareholders. The Group incurred fees associated with the US$55 billion debt facility (US$156 million cost, US$31 million tax benefit), investment bankers', lawyers' and accountants' fees, printing expenses and other charges (US$294 million cost, US$62 million tax benefit) in progressing this matter over the 18 months up to the lapsing of the offers, which were expensed in the year ended 30 June 2009.

3. Interests in jointly controlled entities

Major shareholdings in jointly controlled entities	Ownership interest at BHP Billiton Group reporting date [(a)]			Contribution to profit after taxation		
	2011 %	2010 %	2009 %	**2011 US$M**	2010 US$M	2009 US$M
Mozal SARL	**47.1**	47.1	47.1	**66**	4	84
Compañia Minera Antamina SA	**33.75**	33.75	33.75	**602**	438	185
Minera Escondida Limitada	**57.5**	57.5	57.5	**2,694**	2,175	422
Samarco Mineracao SA	**50**	50	50	**906**	430	340
Carbones del Cerrejón LLC	**33.33**	33.33	33.33	**231**	172	243
Other [(b)]				**(172)**	(145)	159
Total				**4,327**	3,074	1,433

(a) The ownership interest at the Group's and the jointly controlled entity's reporting date are the same. When the annual financial reporting date is different to the Group's, financial information is obtained as at 30 June in order to report on a basis consistent with the Group's reporting date.

(b) Includes the Group's effective interest in the Richards Bay Minerals joint venture of 37.76 per cent (2010: 37.76 per cent; 2009: 50 per cent), the Guinea Alumina project (ownership interest 33.3 per cent; 2010: 33.3 per cent; 2009: 33.3 per cent), the Newcastle Coal Infrastructure Group Pty Ltd (ownership interest 35.5 per cent; 2010: 35.5 per cent; 2009: 35.5 per cent) and other immaterial jointly controlled entities.

4. Net finance costs

	2011 US$M	2010 US$M	2009 US$M
Financial expenses			
Interest on bank loans and overdrafts	**19**	24	47
Interest on all other borrowings	**471**	460	527
Finance lease and hire purchase interest	**12**	14	15
Dividends on redeemable preference shares	**–**	–	1
Discounting on provisions and other liabilities	**411**	359	315
Discounting on post-retirement employee benefits	**128**	130	132
Interest capitalised [(a)]	**(256)**	(301)	(149)
Fair value change on hedged loans	**(140)**	131	390
Fair value change on hedging derivatives	**110**	(138)	(377)
Exchange variations on net debt	**51**	(5)	(49)
	806	674	852
Financial income			
Interest income	**(141)**	(117)	(198)
Expected return on pension scheme assets	**(104)**	(98)	(111)
	(245)	(215)	(309)
Net finance costs	**561**	459	543

(a) Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. For the year ended 30 June 2011 the capitalisation rate was 2.87 per cent (2010: 3.5 per cent; 2009: 4.25 per cent).

35

Financial Information

5. Taxation

	2011 US$M	2010 US$M	2009 US$M
Taxation expense including royalty related taxation			
UK taxation expense	**21**	178	319
Australian taxation expense	**3,503**	3,798	3,158
Overseas taxation expense	**3,785**	2,587	1,802
Total taxation expense	**7,309**	6,563	5,279

Excluding the impacts of royalty related taxation, exceptional items and exchange rate movements, taxation expense was US$10,082 million representing an underlying effective tax rate of 32.1 per cent (2010: 30.9 per cent; 2009: 31.4 per cent).

Government imposed royalty arrangements calculated by reference to profits after adjustment for temporary differences are reported as royalty related taxation. Royalty related taxation contributed US$828 million to taxation expense representing an effective rate of 2.6 per cent (2010: US$451 million and 2.3 per cent; 2009: US$495 million and 4.3 per cent).

Exceptional items decreased taxation expense by US$2,128 million (2010: increase of US$59 million; 2009: decrease of US$1,209 million) predominantly due to the reversal of deferred tax liabilities of US$1,455 million following the election of eligible Australian entities to adopt a US dollar tax functional currency, as well as the release of tax provisions of US$718 million following the Group's position being confirmed with respect to ATO amended assessments.

Exchange rate movements decreased taxation expense by US$1,473 million (2010: increase of US$106 million; 2009: increase of US$444 million) predominantly due to the revaluation of local currency deferred tax assets arising from future tax depreciation of US$2,481 million, partly offset by the revaluation of local currency tax liabilities and deferred tax balances arising from other monetary items and temporary differences which amounted to US$1,008 million.

Total taxation expense including royalty related taxation and the predominantly non-cash exceptional items and exchange rate movements described above, was US$7,309 million, representing an effective rate of 23.4 per cent (2010: 33.5 per cent; 2009: 45.4 per cent).

6. Earnings per share

	2011	2010	2009
Basic earnings per ordinary share (US cents)	**429.1**	228.6	105.6
Diluted earnings per ordinary share (US cents)	**426.9**	227.8	105.4
Basic earnings per American Depositary Share (ADS) (US cents) [(a)]	**858.2**	457.2	211.2
Diluted earnings per American Depositary Share (ADS) (US cents) [(a)]	**853.8**	455.6	210.8
Basic earnings (US$M)	**23,648**	12,722	5,877
Diluted earnings (US$M)	**23,648**	12,743	5,899

The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:

Weighted average number of shares	2011 Million	2010 Million	2009 Million
Basic earnings per ordinary share denominator	**5,511**	5,565	5,565
Shares and options contingently issuable under employee share ownership plans	**29**	30	33
Diluted earnings per ordinary share denominator	**5,540**	5,595	5,598

(a) Each American Depositary Share (ADS) represents two ordinary shares.

36

BHP Billiton Results for the year ended 30 June 2011

7. Dividends

	2011 US$M	2010 US$M	2009 US$M
Dividends paid/payable during the period			
BHP Billiton Limited	**3,076**	2,787	2,754
BHP Billiton Plc – Ordinary shares	**2,003**	1,831	1,809
– Preference shares [(a)]	**–**	–	–
	5,079	4,618	4,563
Dividends declared in respect of the period			
BHP Billiton Limited	**3,331**	2,921	2,754
BHP Billiton Plc – Ordinary shares	**2,183**	1,920	1,809
– Preference shares [(a)]	**–**	–	–
	5,514	4,841	4,563

	2011 US cents	2010 US cents	2009 US cents
Dividends paid during the period (per share)			
Prior year final dividend	**45.0**	41.0	41.0
Interim dividend	**46.0**	42.0	41.0
	91.0	83.0	82.0
Dividends declared in respect of the period (per share)			
Interim dividend	**46.0**	42.0	41.0
Final dividend	**55.0**	45.0	41.0
	101.0	87.0	82.0

Dividends are declared after period end in the announcement of the results for the period. Interim dividends are declared in February and paid in March. Final dividends are declared in August and paid in September. Dividends declared are not recorded as a liability at the end of the period to which they relate. Subsequent to year end, on 24 August 2011, BHP Billiton declared a final dividend of 55.0 US cents per share (US$2,943 million), which will be paid on 29 September 2011 (2010: 45.0 US cents per share – US$2,504 million; 2009: 41.0 US cents per share – US$2,281 million).

BHP Billiton Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

	2011 US$M	2010 US$M	2009 US$M
Franking credits as at 30 June	**3,971**	3,861	2,506
Franking credits arising from the payment of current tax payable	**3,218**	818	1,265
Total franking credits available [(b)]	**7,189**	4,679	3,771

(a) 5.5 per cent dividend on 50,000 preference shares of £1 each declared and paid annually (2010: 5.5 per cent; 2009: 5.5 per cent).

(b) The payment of the final 2011 dividend declared after 30 June 2011 will reduce the franking account balance by US$757 million.

37

Financial Information

8. Share capital

On 15 November 2010, BHP Billiton announced the reactivation of the remaining US$4.2 billion component of its previously suspended US$13 billion buy-back program and subsequently announced an expanded US$10 billion capital management program on 16 February 2011. This expanded program was completed on 29 June 2011 through a combination of on-market and off-market buy-backs as described below.

In accordance with the UK Companies Act 2006 and with the resolutions passed at the 2010 Annual General Meetings, BHP Billiton Limited purchased fully paid shares in BHP Billiton Plc on-market and then transferred those shares to BHP Billiton Plc for nil consideration and cancellation.

An off-market tender buy-back of BHP Billiton Limited shares was completed on 11 April 2011. In accordance with the structure of the buy-back, US$44 million was allocated to the share capital of BHP Billiton Limited and US$6,301 million was allocated to retained earnings. These shares were then cancelled.

Details of the purchases are shown in the table below.

					Purchased by:			
				Total cost	BHP Billiton Limited		BHP Billiton Plc	
Year ended	Shares purchased	Number	Cost per share	US$M	Shares	US$M	Shares	US$M
30 June 2011	BHP Billiton Plc	94,935,748 [(a)]	£23.96 [(b)]	3,678	94,935,748	3,678	–	–
	BHP Billiton Limited	146,899,809	A$40.85	6,345	146,899,809	6,345	–	–

(a) Includes 2,181,737 shares in BHP Billiton Plc bought back as part of the above program but not cancelled as at 30 June 2011.

(b) Cost per share represents the average cost per share paid on-market by BHP Billiton Limited for BHP Billiton Plc shares in 2011. Since the commencement of the buy-back in 2006 the average cost per share was £15.67.

9. Subsequent events

On 14 July 2011, the Group announced it had entered into a definitive agreement to acquire Petrohawk Energy Corporation by means of an all-cash tender offer for all of the issued and outstanding shares of Petrohawk to be followed by a second-step merger, representing a total equity value of approximately US$12.1 billion and a total enterprise value of approximately US$15.1 billion, including the assumption of net debt. On 21 August 2011, the Group announced that all conditions to the closing of the tender offer to acquire all outstanding shares of common stock of Petrohawk for US$38.75 per share net to the seller in cash, without interest, less any applicable withholding taxes, have been satisfied. The offer expired at 12:00 midnight, New York City time, at the end of Friday, 19 August 2011, at which time approximately 293.9 million shares had been validly tendered and not withdrawn pursuant to the offer, representing approximately 97.4% of the total outstanding shares. Following payment for the tendered shares and a short-form merger being effected, the Group will own 100% of the total outstanding shares. The transaction is expected to close in the third quarter of calendar year 2011.

On 9 August 2011, the Group signed a Heads of Agreement with Leighton Holdings to acquire the HWE Mining subsidiaries that provide contract mining services to its Western Australia Iron Ore operations. The Heads of Agreement relates to the mining equipment, people and related assets that service the Area C, Yandi and Orebody 23/25 operations. These operations collectively account for almost 70 per cent of Western Australia Iron Ore's total material movement. The purchase price is US$735 million (A$705 million), subject to working capital adjustments. Subject to due diligence, definitive agreements and relevant internal and regulatory approvals, the transaction is expected to close during the fourth quarter of calendar year 2011.

On 18 August 2011, the Group arranged a new unsecured 364-day multicurrency term and revolving credit facility for an amount of US$7.5 billion consisting of two tranches: a US$5 billion term loan and US$2.5 billion revolving credit facility.

38

BHP Billiton Results for the year ended 30 June 2011

Other than the matters outlined above, elsewhere in this financial information or in the accompanying news release, no matters or circumstances have arisen since the end of the financial year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent accounting periods.

Preliminary results

Full year ended 30 June 2011

Marius Kloppers Chief Executive Officer

Alex Vanselow Chief Financial Officer

24 August 2011

Disclaimer

bhpbilliton

resourcing the future

Reliance on Third Party Information

The views expressed herein contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.

Forward Looking Statements

This presentation may contain, in addition to historical information, certain forward-looking statements regarding future events, conditions, circumstances or the future financial performance of BHP Billiton Plc and BHP Billiton Limited and their affiliates, including North America Holdings II Inc. and BHP Billiton Petroleum (North America) Inc. (collectively, the “BHP Billiton Group”), Petrohawk Energy Corporation (“Petrohawk”) or the enlarged BHP Billiton Group following completion of the tender offer, the merger and other related transactions in respect of Petrohawk (the “Transactions”). Often, but not always, forward-looking statements can be identified by the use of words such as “plans,” “expects,” “expected,” “scheduled,” “estimates,” “intends,” “anticipates” or “believes,” or variations of such words and phrases or state that certain actions, events, conditions, circumstances or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. Such forward-looking statements are not guarantees or predictions of future performance, and are subject to known and unknown risks, uncertainties and other factors, many of which are beyond our control, that could cause actual results, performance or achievements of any member of the BHP Billiton Group or the enlarged BHP Billiton Group following completion of the Transactions to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. More detail on those risks may be found in our annual report on Form 20-F for the year ended 30 June 2010 entitled “Risk factors”, “Forward looking statements” and “Operating and financial review and prospects” filed with the U.S. Securities and Exchange Commission. Such risks and uncertainties also include: (i) the risk that not all conditions of the merger will be satisfied or waived, (ii) beliefs and assumptions relating to available borrowing capacity and capital resources generally, (iii) expectations regarding environmental matters, including costs of compliance and the impact of potential regulations or changes to current regulations to which Petrohawk or any member of the BHP Billiton Group is or could become subject, (iv) beliefs about oil and gas reserves, (v) anticipated liquidity in the markets in which BHP Billiton or any member of the BHP Billiton Group transacts, including the extent to which such liquidity could be affected by poor economic and financial market conditions or new regulations and any resulting impacts on financial institutions and other current and potential counterparties, (vi) beliefs and assumptions about market competition and the behaviour of other participants in the oil and gas exploration, development or production industries, (vii) the effectiveness of Petrohawk’s or any member of the BHP Billiton Group’s strategies to capture opportunities presented by changes in prices and to manage its exposure to price volatility, (viii) beliefs and assumptions about weather and general economic conditions, (ix) beliefs regarding the U.S. economy, its trajectory and its impacts, as well as the stock price of each of Petrohawk, BHP Billiton Plc and BHP Billiton Limited, (x) projected operating or financial results, including anticipated cash flows from operations, revenues and profitability, (xi) expectations regarding Petrohawk’s or any member of the BHP Billiton Group’s revolver capacity, credit facility compliance, collateral demands, capital expenditures, interest expense and other payments, (xii) Petrohawk’s or any member of the BHP Billiton Group’s ability to efficiently operate its assets so as to maximize its revenue generating opportunities and operating margins, (xiii) beliefs about the outcome of legal, regulatory, administrative and legislative matters, (xiv) expectations and estimates regarding capital and maintenance expenditures and its associated costs and (xv) uncertainties associated with any aspect of the Transactions, including uncertainties relating to the anticipated timing of filings and approvals relating to the Transactions, the outcome of legal proceedings that may be instituted against Petrohawk and/or others relating to the Transactions, the expected timing of completion of the Transactions, the satisfaction of the conditions to the consummation of the Transactions and the ability to complete the Transactions. Many of these risks and uncertainties relate to factors that are beyond the BHP Billiton Group’s ability to control or estimate precisely, and any or all of the BHP Billiton Group’s forward-looking statements may turn out to be wrong. The BHP Billiton Group cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. The BHP Billiton Group disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, conditions, circumstances or otherwise, except as required by applicable law.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of any member of the BHP Billiton Group, Petrohawk or the enlarged BHP Billiton Group following completion of the Transactions.

No Offer of Securities

Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction.

Non-GAAP Financial Information

BHP Billiton results are reported under International Financial Reporting Standards (IFRS). References to Underlying EBIT and EBITDA exclude any exceptional items. A reconciliation to statutory EBIT is contained within the profit announcement, available at our website www.bhpbilliton.com.

Preliminary results, 24 August 2011 Slide 2

Disclaimer (continued)

bhpbilliton
resourcing the future

Exploration Results and Mineral Resources

This presentation includes information on Exploration Results (Potential Mineralisation) and Mineral or Coal Resources (inclusive of Ore Reserves). Mineral Resources are compiled by: H Arvidson (MAusIMM) – Western Australian Iron Ore (WAIO), S O'Connell (MAusIMM) - Olympic Dam, A Paul (MAusIMM) – Queensland Coal, T J Kilroe (MAusIMM) - Saskatchewan Potash, and R Preece (FAusIMM) – Escondida mineral district. This is based on Mineral Resource information in the BHP Billiton 2010 Annual Report for all assets except Escondida Copper Resource which is based on the BHP Billiton Exploration and Development Report for the year ended 30 June 2011. Both reports can be found at www.bhpbilliton.com. All information is reported under the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2004' (the JORC Code) by the following Competent Persons who were employed by BHP Billiton at the time of reporting (unless otherwise stated) and have the required qualifications and experience to estimate and report Exploration Results, Mineral Resources and Ore Reserves under the JORC Code.

Mineral or Coal Resources. WAIO: D. Reid (MAusIMM), A Voortman (FAusIMM), M Smith (MAusIMM), S Nag (MAIG), H Arvidson (MAusIMM), S Harrison (MAIG), C Williams (MAIG), D Stephens (MAIG), P Whitehouse (MAusIMM); Olympic Dam: S O'Connell (MAusIMM); Queensland Coal: P Wakeling (MAusIMM), J Centofanti (MAusIMM), D Frater (MAusIMM), A Paul (MAusIMM), C Schuler (MAIG), P Handley (MAusIMM); Potash: J McElroy (MAusIMM), B Nemeth (MAusIMM), D Mackintosh (APEGS, employed by ADM Consulting); Escondida: O Cortes (MAusIMM, employed by Minera Escondida Limitada).

Exploration Results are compiled by: WAIO: J Knight (MAIG); Olympic Dam: S O'Connell (MAusIMM); Queensland Coal: A Paul (MAusIMM); D Dunn (MAusIMM); Potash: J. McElroy (MAusIMM), (reported to BoA Merrill Lynch Global Metals and Mining Conference, Barcelona, May 2011), Escondida: J des Rivieres (IGI).

The Compilers verify that this report is based on and fairly reflects the Exploration Results and Mineral Resources information in the supporting documentation and agree with the form and context information presented.

Mineral Resource classification and Potential Mineralisation Ranges for each province are contained in Table 1.

Table 1

Province	Measured Resource (Mt)	Indicated Resource (Mt)	Inferred Resource (Mt)	Range of Potential Mineralisation (Bt)		
				Low	Mid	High
Western Australia Iron Ore	1,918	3,476	10,730	15	31	46
Olympic Dam	1,246 @ 1.11% Cu	4,623 @ 0.88% Cu	3,206 @ 0.74% Cu	1.2 @ 1.08% Cu	2.4 @ 1.08% Cu	3.6 @ 1.08% Cu
Queensland Coal	2,539	5,037	5,216	13	25	37
Potash	–	3,250 @ 25.4% K_2O	119 @ 26.7% K_2O	2.7	5.4	8.1
Escondida	3,102 @ 0.75% Cu	4,670 @ 0.59% Cu	11,730 @ 0.49% Cu	16 @ 0.4-0.6% Cu	23 @ 0.4-0.6% Cu	43 @ 0.5-0.6% Cu

Preliminary results, 24 August 2011 Slide 3

BMA

Preliminary results

Full year ended 30 June 2011

Marius Kloppers Chief Executive Officer

bhpbilliton

resourcing the future

Record financial results

bhpbilliton

resourcing the future

Underlying EBIT of US$32.0 billion, up 62%

Attributable profit (excluding exceptionals) of US$21.7 billion, up 74%

Earnings per share (excluding exceptionals) of 393.5 US cents, up 76%

Net operating cash flow of US$30.1 billion, up 78%

Successful acquisition of substantial onshore, United States shale gas resources

Completion of expanded US$10 billion capital management program, six months ahead of schedule

22% rebasing of the final dividend to 55 US cents per share

Preliminary results, 24 August 2011 Slide 5

Strong operating performance

bhpbilliton

resourcing the future

Further improvement in safety performance

Record production across four commodities and ten operations

– Successful ramp-up of Western Australia Iron Ore supply chain to 155 mtpa rate1

– First production from MAC20 energy coal project

– Substantial increase in Escondida mining complex resources2

Approval of 11 major projects for a total investment commitment of US$12.9 billion3

1. June 2011 quarter annualised shipments (100% basis).

2. BHP Billiton Exploration and Development Report for the year ended 30 June 2011.

3. BHP Billiton share.

Worsley

Preliminary results, 24 August 2011 Slide 6

A challenging environment

bhpbilliton

resourcing the future

Supply side disruption

Industry wide capital and operating cost pressure

Increasingly tight market for skilled labour and equipment

Evolving regulatory landscape

Newman

Preliminary results, 24 August 2011 Slide 7

Shenzi

Preliminary results

Full year ended 30 June 2011

Alex Vanselow Chief Financial Officer

bhpbilliton

resourcing the future

Underlying EBIT analysis

Year ended June 2011 versus June 2010

EBIT variance

(US$ billion)

bhpbilliton

resourcing the future

Uncontrollable Controllable

40.0

17.2

33.8 1.2

(2.5) (0.6) 32.0

(0.6) (1.4)

30.0 (1.0)

Net US$0.6 billion

19.7

20.0

10.0

0.0

FY10 Price1 Exchange Inflation Sub-total New operations Volume Costs2 Other FY11

1. Including the negative impact of price linked costs.

2. Excluding the impact of inflation, foreign exchange and price linked costs. Includes negative non-cash cost variance of US$255 million, largely reflecting higher depreciation and amortisation charge.

Preliminary results, 24 August 2011 Slide 9

Strong operating performance despite external challenges

bhpbilliton

resourcing the future

Volume variance

(US$ million)

US$572 million

1,000

500

572

177

(93)

(112)

(287)

1,153

0

GoM

(500)

Other

(930)

(1,000)

Iron Ore

Energy Coal

Other

SSM

D&SP

Metallurgical Coal

Petroleum

New and acquired operations1

1. Reflects strong performance at the BHP Billiton operated Pyrenees oil facility and the inaugural contribution from the recently acquired Fayetteville shale assets.

Note: Volume variance calculated on Underlying EBIT using previous year margin and includes new and acquired operations.

Preliminary results, 24 August 2011 Slide 10

World class assets and consistent execution of a well defined strategy bhpbilliton

resourcing the future

Diversified peer production comparison

(copper equivalent units1)

Pre-GFC Today

BHP Billiton Peer group

1. Copper equivalent units based on long term consensus price estimates where available, indexed to 100.

Note: Peer group includes Rio Tinto, Vale, Anglo American and Xstrata.

Source: Annual Reports, press releases and BHP Billiton analysis.

Preliminary results, 24 August 2011 Slide 11

Industry wide cost pressures continue to build

bhpbilliton

resourcing the future

Cash cost variance1

(US$ million)

0 (100) (200) (300) (400) (500)

(175) (195)

(375) (412)

Raw materials Labour & contractors Maintenance Other

Structural Non structural

1. Excluding negative non-cash cost variance of US$255 million.

Preliminary results, 24 August 2011 Slide 12

Increasing tightness for key consumables and equipment

bhpbilliton

resourcing the future

Large mining tyres

(market supply and demand)

Market demand

Primary supplier radial capacity

2006 2008 2010 2012 2014 2016

Average mining truck lead times

(months)

2006 2007 2008 2009 2010 2011

Source: BHP Billiton analysis.

Preliminary results, 24 August 2011 Slide 13

A uniquely diversified portfolio

bhpbilliton

resourcing the future

Underlying EBIT1

(FY11, US$ billion)

35 30 25 20 15 10 5 0

Metallurgical Coal Manganese

Iron Ore

SSM D&SP

Base Metals

Aluminium Energy Coal

Petroleum

Ferrous 51.6%

Non Ferrous 25.5%

Energy 22.9%

Underlying EBIT margin1

(FY11, %)

Metallurgical Coal

Manganese

Iron Ore

SSM

D&SP

Base Metals

Aluminium

Energy Coal

Petroleum

35%

29%

66% 16% 39% 50% 8% 23% 60%

1. Excludes third party trading activities.

Preliminary results, 24 August 2011 Slide 14

Our business model delivers strong margins and superior returns bhpbilliton

resourcing the future

Underlying EBIT margin1

(%)

60 50 40 30 20 10 0

FY07 FY08 FY09 FY10 FY11

Underlying return on capital

(%)

50 40 30 20 10 0

FY07 FY08 FY09 FY10 FY11

BHP Billiton Peer group

1. Includes third party trading activities.

Note: Peer group includes Rio Tinto, Vale, Anglo American and Xstrata. Source: Annual Reports, press releases and BHP Billiton analysis.

Preliminary results, 24 August 2011 Slide 15

Disciplined and predictable approach to capital management

bhpbilliton

resourcing the future

Sources and uses of cash1

(US$ billion)

40 35 30 25 20 15 10 5 0

Net operating cash flow

Capital and exploration expenditure Cash dividends Capital management Acquisitions Gearing

Gearing

(%)

40 35 30 25 20 15 10 5 0

FY02 FY03 FY04 FY05 FY06 FY07 FY08 FY09 FY10 FY11

1. Calculated on the basis of UKGAAP for periods prior to FY05. Cash flow reflects proportional consolidation of joint ventures for FY07 and future periods. Exploration expenditure incurred which has not been capitalised has been re-classified to net operating cash flow for FY06 and future periods.

Note. Excludes the acquisition of Petrohawk Energy Corporation that was announced on 14 July 2011.

Preliminary results, 24 August 2011 Slide 16

Port Hedland

Preliminary results

Full year ended 30 June 2011

Marius Kloppers Chief Executive Officer

bhpbilliton

resourcing the future

Long term demand underpinned by emerging economic growth

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Economic growth has slowed

– Concerns regarding sovereign indebtedness

– A protracted OECD recovery remains our base case

– Tighter monetary policy in the developing world is having the intended effect

Developing economies to make a disproportionate contribution to longer term, global GDP growth

Global GDP growth rate

(% per annum)

6 5 4 3 2 1 0

Developed economies

Developing economies

1900- 1920- 1930- 1940- 1950- 1960- 1970- 1980- 1990- 2000- 2010- 2020-

1920 1930 1940 1950 1960 1970 1980 1990 2000 2010 2020 2025

Source: 1900 to 1980 – J. Bradford De Long (“Estimates of World GDP”, 1998); 1980 to 2010 –

IMF World Economic Outlook Database; 2010 to 2025 Forecast – Global Insight.

Preliminary results, 24 August 2011 Slide 18

A constrained supply response

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resourcing the future

Multiple disruptions to existing supply

– Queensland metallurgical coal

– Indian iron ore

– Chilean copper

– Middle Eastern/North African oil

Under delivery of ambitious growth targets a likely indicator of future performance

– Approvals processes

– Labour

– Plant and equipment

– Financing

– Declining global resource endowment

Bowen Basin cumulative rainfall

(millimetres)

1,400 FY11

FY01 – FY10 average

700

0

Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun

Source: www.bom.gov.au.

Under delivery of production forecasts1

(%)

Copper

Metallurgical coal

Iron ore

(15)% (10)% (5)% 0%

Source: Macquarie Commodities Research, August 2011.

1. Denotes shortfall in global CY11 production as forecast by Macquarie Commodities Research in August 2011 compared with June 2008. Production refers to seaborne iron ore, seaborne metallurgical coal (ex-USA supply) and mined copper (including SX-EW production).

Preliminary results, 24 August 2011 Slide 19

Market fundamentals supported by higher cost sources of supply

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resourcing the future

Iron ore cost curve

(US$ per tonne, 62-63% Fe, CIF China equivalent basis)

160 2001 2005 140 2010 120 Long term price forecast - 2001 Long term price forecast - 2005 Long term price forecast - 2010 100

80 60 40 20

0

0 350 700 1,050 1,400

Cumulative capacity

(million tonnes)

Note: Includes seaborne and China domestic.

Source: Macquarie Research.

Capital intensity – iron ore

(US$ per annual tonne)

300

250

200

100

50

0

2000 2002 2004 2006 2008 2010 2012 2014

Note: Bubble size represents annual production capacity.

Source: Company announcements and BHP Billiton analysis.

Preliminary results, 24 August 2011 Slide 20

Uniquely diversified, tier 1 resources

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Legend Ratio (years)

Minerals - Minimum Mineral Inventory life at FY10 production rates

100+ Petroleum – Minimum inventory life based on FY11 production rates

Olympic Dam

Copper/Uranium

100+

100+ 200+

Queensland Coal Western Australia Iron Ore

Saskatchewan Potash

100+ Onshore US Petroleum1

100+

Escondida mineral district Copper

100+

The Inventory Life is estimated from the Mineral Inventory (sum of Potential Mineralisation and Mineral Resources inclusive of Ore Reserves) stated on a 100% basis. The detailed breakdown of Mineral Resources for all assets except Escondida Copper Mineral Resource and Onshore US Petroleum are shown in the FY10 Annual Report. FY11 Mineral Resource for Escondida Copper is shown in the BHP Billiton Exploration and Development Report for the year ended 30 June 2011. The range of Potential Mineralisation is estimated from geological information including boreholes, outcrops and geophysical information. The potential quantity is conceptual in nature, there has been insufficient exploration to define a Mineral Resource and it is uncertain if further exploration will result in the determination of a Mineral Resource. It should not be expected that the quality of the Potential Mineralisation is equivalent to that of the Mineral Resource. The ratio in years is the inventory divided by the FY10 production rate (for Potash this is the expected FY20 production rate) and does not imply that any mine planning has been completed. In Mineral Provinces (e.g. Pilbara, Bowen Basin) the inventory life of individual mines may be more or less than the number stated above.

1. Includes interests in the Fayetteville shale and Petrohawk Energy Corporation. Petroleum Reserves (Proved and Probable) are defined according to US SEC definitions. Petroleum Contingent Resources are 2C resources defined according to the Society of Petroleum Engineers Petroleum Resource Management System (SPE PRMS). Petrohawk Proved Reserves and Risked Potential Resources from Petrohawk public statements.

Preliminary results, 24 August 2011 Slide 21

A 'hub based' project model = a simple and scalable organisation

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resourcing the future

Underlying EBIT[1]
(FY11)


Western Australia Iron Ore
Queensland Coal
Escondida
Olympic Dam
Other

Saskatchewan Potash

Feasibility:
Jansen Stage 1
Potash Port Vancouver WA
Pre-feasibility:
Jansen Stages 2 & 3

Escondida Copper

Execution:
Escondida Ore Access
Feasibility:
Escondida Organic Growth Project 1
Escondida Oxide Leach Area Project
Pre-feasibility:
Escondida Bioleach Pad Extension IV

Western Australia Iron Ore

Execution:
WAIO Expansion to +220mtpa
Pre-feasibility:
Port Hedland Outer Harbour
Central Pilbara Mines

Queensland Coal

Execution:
Daunia
Hay Point Stage 3 Expansion
Feasibility:
Caval Ridge
Pre-feasibility:
BMC Wards Well
Goonyella Expansion
Port and Rail Expansion

Olympic Dam Copper/Uranium

Feasibility:
Olympic Dam Project 1
Pre-feasibility:
Olympic Dam Project 2

1. Excludes third party trading activities.

Note: All projects remain under review until such time as they are sanctioned for execution.

Preliminary results, 24 August 2011 Slide 22

Petrohawk – a substantial resource acquisition

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resourcing the future

Total enterprise value of ~US$15.1 billion1

Natural gas is a preferred fuel in a low carbon world

Complements our recent Fayetteville shale acquisition and adds to portfolio diversity

Significant increase in Petroleum resources

Leverages our cost of capital advantage and financial capacity to accelerate production growth

Acceleration of Petrohawk’s development spend

(US$ million net, real)

7,000 6,000 5,000 4,000 3,000 2,000 1,000 0

2011 Petrohawk announced capex FY15 FY20 Range of anticipated, accelerated development spend

1. Includes debt as at 30 June 2011 of approximately US$3.8 billion less approximately US$800 million proceeds from sale of midstream assets; does not include penalties associated with the early retirement of Petrohawk’s debt facilities.

Preliminary results, 24 August 2011 Slide 23

Execution of our tier 1 strategy will create strong and predictable, high margin growth

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resourcing the future

Long term production growth

(copper equivalent units1)

200 150 100 50 0

~6% production CAGR2

FY11 FY15 FY20

1. Production from continuing operations converted to copper equivalent units based on long term consensus price estimates where available. Indexed to 100 from FY11.

2. Production CAGR from FY11 to FY20. Includes production growth from Petrohawk Energy Corporation.

Preliminary results, 24 August 2011 Slide 24

Record financial results and a substantial commitment in tier 1 growth

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resourcing the future

Strong operating performance and record financial results

Acceleration of our organic growth program with the approval of 11 major projects for a total investment commitment of US$12.9 billion

Successful acquisition of onshore, United States shale gas resources with significant production growth ahead

Completion of accelerated US$10 billion capital management initiative highlights a commitment to maintain an appropriate capital structure through all points of the economic cycle

22% rebasing of final dividend to US 55 cents per share

Preliminary results, 24 August 2011 Slide 25

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resourcing the future

Appendix

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resourcing the future

Impact of major commodity price movements

Year ended June 2011 versus June 2010

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resourcing the future

Total price variance1

(US$ million)

8,000 7,000 6,000 5,000 4,000 3,000 2,000 1,000 0

7,900

3,348

2,138

1,521

861

559

435

366

100

Iron Ore Base Metals Metallurgical Petroleum Energy Coal Aluminium SSM D&SP Manganese Coal

1. Including the negative impact of price linked costs.

Preliminary results, 24 August 2011 Slide 28

Rate of cost change

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resourcing the future

Operating cost movement relative to preceding year1

(%)

14.0

10.0

6.0

2.0

(2.0)

(6.0)

Total

Excluding non-cash

9.0

8.5

7.6

6.8

5.3

4.9

4.9

4.9

4.3

4.3

4.0

3.6

0.0

(0.7)

FY05 FY06 FY07 FY08 FY09 FY10 FY11

1. Excluding the impact of inflation, foreign exchange, price linked costs and third party trading.

Preliminary results, 24 August 2011 Slide 29

Summary of key FX components

in tax expense/(income)

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resourcing the future

Restatement of

Current tax payable

Deferred tax balances on fixed assets

Deferred tax balances on US$ debt

Deferred tax balances on timing differences

Other items

Total

June 2011 expense/(income) US$ million

695

(2,481)

(3)

82

(1,473)

June 2010 expense/(income) US$ million

(396)

(27)

(26)

106

Preliminary results, 24 August 2011 Slide 30

A weaker US dollar has ‘hidden’ implications for costs

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resourcing the future

Foreign exchange gain/(loss) on balance sheet monetary items

(US$ million)

0

(200)

(251)

(400)

(140)

(129)

(600)

(118)

(89) 54

(800)(54)

(38)(29)(13)(807)

(1,000)

Iron Ore Met Petroleum Base Energy SSM Aluminium Manganese D&SP G&U EBIT

Coal Metals Coal

Preliminary results, 24 August 2011 Slide 31

The power of our diversified model

bhpbilliton

resourcing the future

EBIT margin1

(%)

75

Petroleum

50 Aluminium

Base Metals

D&SP

SSM

Iron Ore

25 Manganese

Metallurgical Coal

Energy Coal

Total

0

FY022 FY03 FY04 FY05 FY06 FY07 FY08 FY092 FY10 FY11

1. Calculated on the basis of UKGAAP for periods prior to FY05, except for the exclusion of PRRT from Petroleum’s and BHP Billiton Group’s results for all periods. All periods exclude third party trading activities. The Exploration and Technology business has been included in BHP Billiton Group’s results from FY02 to FY05 and excluded from Diamonds and Specialty Products.

2. Negative margins are not shown as the y-axis is set at zero. SSM had a negative EBIT margin in FY02 and FY09.

Preliminary results, 24 August 2011 Slide 32

Capital and exploration expenditure

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resourcing the future

US$ billion FY02 FY03 FY04 FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12F

Growth 1.9 2.0 1.7 2.6 4.0 5.5 6.1 7.3 8.1 9.4

Sustaining and Other 0.8 0.7 0.9 1.3 2.1 1.6 1.8 2.0 1.7 2.2

Exploration 0.4 0.3 0.5 0.5 0.8 0.8 1.4 1.3 1.3 1.2

Total 3.1 3.0 3.1 4.4 6.9 7.9 9.3 10.6 11.1 12.8 20.0

(US$ billion)

20 Exploration

15 Sustaining capex

Growth expenditure

10

5

0

FY02 FY03 FY04 FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12F

Note: Calculated on the basis of UKGAAP for periods prior to FY05. Excludes acquisitions and Petrohawk Energy Corporation capital expenditure.

Preliminary results, 24 August 2011 Slide 33

World class diversified project pipeline

bhpbilliton
resourcing the future



Future options
Feasibility and execution
Ferrous
Non-ferrous
Energy
Olympic Dam Project 2
IndoMet Coal Expansion
Cerrejon P500
DRC Smelter
Illawarra Coal Expansion
Potash Jansen Stage 3
Scarborough
Yeelirrie
Potash Young
MAC 32
RBM
Thebe
Wards Well
WAIO Outer Harbour
Blackwater Expansion
Boodarie Stockyards
West Africa Exploration
Potash Jansen Stage 2
Resolution
Caroona
IndoMet Coal
Nimba
Queensland Rail and Port Expansion
Potash Burr
Mainline Rail
Saraji East
Knotty Head
Potash Boulder
Saraji Expansion
Saraji East Expansion
Olympic Dam Project 3
MAC Underground
Peak Downs Expansion
Bioleach Pad Ext IV
Potash Melville
Boffa/ Santou Refinery
Caval Ridge Expansion
Potash Other
Central Pilbara Mines
Mad Dog Phase 2
Goonyella Expansion
Spence Hypogene
Kipper
Oxide Leach
Olympic Dam Project 1
Escondida Ore Access
Broad-meadow
WAIO Port and Rail
Browse
WAIO Jimblebar
HPX3
Antamina Exp
NTP Exp 2
Atlantis N2B
NWS Nth Rankin B
NTP Exp 3
WAIO RGP 5
Caval Ridge
Daunia
WAIO Inner Harbour
Escondida OGP 1
Potash Ports
NWS CWLH
Potash Jansen Stage 1
MAC RX1
GEMCO Exp 2
Appin Area 9
NWS GWF
Worsley E&G
Turrum
EKATI Misery
Samarco 4
Guinea Alumina
Laguna Seca
Cerro Matoso Heap Leach 1
Macedon
Cerrejon P40
Gabon
As at 24 August 2011
Proposed capital expenditure (BHP Billiton share)
US$5bn+
US$501m-US$5bn
≤US$500m

Placement of projects not indicative of project schedule.

Preliminary results, 24 August 2011

Slide 34

Maturity profile analysis

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resourcing the future

Debt balances1

(US$ million2)

0

1,400

2,100

2,800

3,500

2012 2013 2014 2015 2016 2017 2018 2019 2020 Post 2020

1. Based on debt balances as at 30 June 2011.

2. All debt balances are shown in US$ million and based on financial years.

3. Jointly Controlled Entity (‘JCE’) debt represents BHP Billiton share of the total JCE debt excluding debt provided by BHP Billiton.

4. Subsidiary debt represents BHP Billiton share of subsidiary debt based on BHP Billiton effective interest.

% of portfolio 56% 28% 0% 0%

Bank

Debt

CP

Issuance

US$

Bonds

Euro

Bonds

Capital Markets 84% Bank Supported 0%

14% 2%

Jointly Controlled

Entities3 Subsidiaries4

Asset Financing 16%

Preliminary results, 24 August 2011 Slide 35

Key net profit sensitivities

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resourcing the future

Approximate impact1 on FY12 net profit after tax of changes of US$ million

US$1/t on iron ore price 90

US$1/bbl on oil price 35

US$1/t on metallurgical coal price 20

US¢1/lb on aluminium price 20

US¢1/lb on copper price 20

US$1/t on energy coal price 20

US¢1/lb on nickel price 2

AUD (US¢1/A$) operations2 100

RAND (0.2 Rand/US$) operations2 45

1. Assumes total volumes exposed to price.

2. Impact based on average exchange rate for the period.

Preliminary results, 24 August 2011 Slide 36

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: August 24, 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary